Grupo PRISA

Miguel Satrústegui Gil-Delgado
Secretario General

RECEIVED

2007 MAR 19 A 10:17

07021927

Mr. Paul Dudek
Office of International Corporate Finance
Securities Exchange Comission
450 Fith Street, N.W.
Washington, D.C. 20549
USA

Madrid, March 12, 2007

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A) Notice of significant event (Comunicación de hecho relevante), dated November, 16, 2006, regarding the appointment of Mr. Ignacio Polanco Moreno as Deputy Chairman of the Board of Directors. The English version of this document is attached as **Item 1.** This English version was not filed with the CNMV.

B) Notices of significant event (Comunicación de hecho relevante), dated November, 20, 2006, January 2, 22 and 25, 2007 and February 6, 2007, regarding the voluntary take-over bid for the 100% of Grupo Media Capital, SGPS, S.A.. The English versions of these documents are attached as **Items 2, 3, 4, 5 and 6.** These English versions were not filed with the CNMV.

C) Notice of significant event (Comunicación de hecho relevante), dated December, 22, 2006, regarding the acquisition by Promotora de Informaciones, S.A. thorough GRUPO LATINO DE RADIODIFUSIÓN CHILE from CLAXSON CHILE, S.A. of stock in IBEROAMERICAN RADIO CHILE, S.A. (IARC) . The English version of this document is attached as **Item 7** This English version was not filed with the CNMV.

D) Notice of significant event (Comunicación de hecho relevante), dated January, 18, 2007, regarding the amendment of the Board of Director Regulation. The English version of this document is attached as **Item 8.** This English version was not filed with the CNMV.

E) Notice of significant event (*Comunicación de hecho relevante*), dated February 15, 2007, regarding the second semi- annual report of the year 2006. The English version of this document is attached as **Item 9.** This English version was not filed with the CNMV.

PROCESSED
MAR 21 2007
THOMSON
FINANCIAL

dew 3/20

Gran Vía, 32
28013 Madrid
Tel. 91 330 10 00

Sociedad Inscrita en el Registro Mercantil de Madrid al tomo 2.836 general, 2.159 de la Sección tercera del Libro de Sociedades, folio 54, hoja número 19.511. Número de Identificación Fiscal A-28297059.

F) Notices of significant event (Comunicación de hecho relevante), dated February, 15, 2007, and February 20, 2007, regarding the notice of the General Shareholders' Meeting. The following documentation that is available to the shareholders is published in the web of the company (www.prisa.es.) The English versions of these documents are attached as **Item 10 and 11.** These English versions were not filed with the CNMV.

i) The Company and Consolidated Group's Annual Accounts (Balance Sheets, Profit and Loss Accounts and Annual Reports) and Management Reports for the 2006 fiscal year, together with their respective audit reports (Item One on the Agenda).

ii) Directors' Report concerning the proposal to amend the company bylaws (Item five on the Agenda).

iii) Directors' Report concerning the proposal to amend the General Shareholders Meeting Regulations (Item six on the Agenda).

iv) Rules for Interpreting and Applying the Shareholders' Meeting Regulations of Promotora de Informaciones, S.A., modified by the Board of Directors held on February 15, 2007, as communicated on the same date.

v) The full text of the proposed resolutions corresponding to the items on the Agenda that the Board of Directors will submit at the Shareholders' Meeting.

vi) Forms and conditions for exercising the shareholders' right to information, proxy voting and absentee voting.

vii) Annual Report on Corporate Governance for the 2006 financial year.

viii) Annual Report of the Audit and Compliance Committee for the 2006 financial year, which has likewise been sent to the National Securities Exchange Commission.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

Enclosures

Grupo PRISA

RECEIVED

2007 MAR 19 A 10:17

Att.: Economy and Communications Sections

PRESS RELEASE

IGNACIO POLANCO MORENO WILL BE THE FUTURE CHAIRMAN OF GRUPO PRISA

The Board appointed him Deputy Chairman today

Pursuant to resolutions passed today by the company's board of directors, **Ignacio Polanco Moreno** will be Chairman of **Prisa** when his father steps down from that post in the future.

At the board meeting Jesús de Polanco proposed that his son Ignacio, presently Corporate Assistant to the Chairman, be appointed Deputy Chairman, with a view to his eventually taking over as Chairman of the Group. Jesús de Polanco, who was 77 years old this month, explained to the board that in his opinion this is the right time to take this step "to guarantee the future economic stability of the company, represented by my family, and the ongoing support for the professional management team headed by CEO Juan Luis Cebrián." The Board of Directors passed the resolution by a unanimous vote.

In a statement likewise approved by the Board, it deemed this decision to be the most appropriate, given the structure of the company and the personal qualities of the appointee. Moreover, the Board underscored its support for the present management of the company and its team of professionals, whose permanence was considered essential in order to guarantee continued growth and development.

Prisa's controlling shareholder is Grupo Timón, founded by Jesús Polanco and Francisco Pérez González, and owned by their families. Timón, either directly or through its holdings in Promotora de Publicaciones (Propu), controls over 60% of Prisa capital. Propu is the Group's leading shareholder, with 44.53% of its shares, while Timón holds 18.47%. Propu shareholders are essentially the founders of the EL PAÍS daily newspaper and members of their families.

Ignacio Polanco, age 52, is presently Deputy Chairman of Timón and he has been a member of the Board of Directors of Prisa for the last 13 years. His sister Isabel is CEO of Santillana, the company originally founded by Jesús Polanco that is now a part of Prisa. His brother Manuel is CEO of Media Capital, the Portuguese communications group in which Prisa owns a 33% share and

Departamento de Comunicación:
Gran Vía, 32, 6ª - 28013 Madrid
Tel. : (34) 91 330 1079
Fax: (34) 91 330 1038
http://www.prisa.es

for which a takeover bid has recently been launched. Both are likewise board members at Prisa. A fourth sister, María Jesús, has her own private business. A family protocol regulates the corporate relationships among them.

Departamento de Comunicación:
Gran Vía, 32, 6ª - 28013 Madrid
Tel. : 34 - 913 301 000
Fax: 34 - 913 301 038/7
http://www.prisa.es

Grupo PRISA

Att: Economy and Communications Sections

BIOGRAPHICAL NOTE
IGNACIO POLANCO MORENO

Ignacio Polanco Moreno was born in Madrid on November 5, 1954, and is married and has two children.

He received a B.S. degree in Economics from the University of Madrid (Complutense) and an M.B.A. from the Instituto de Empresa, also in Madrid, while his professional career has centered principally on Timón SA and Promotora de Informaciones SA.

Mr. Polanco Moreno was CEO of Grupo Santillana de Ediciones SA until 2000, and commencing in June of that same year he assumed the post of Corporate Assistant to the President of Grupo PRISA, having been a member of its board of directors since 1993. Within PRISA, he also sits on the boards of Sogecable SA, Diario El País SL, Unión Radio SL and Sociedad Española de Radiodifusión SL.

Mr. Polanco Moreno is Deputy Chairman of Timón SA and a board member of Promotora de Publicaciones SL, companies that hold majority shares in Prisa. He is likewise President of Tropical Hoteles S.A., Qualitas Venture Capital S.A. S.C.R. and other investment companies within Grupo Timón.

Ignacio Polanco is also a member of the governing board of the Institute of Family Enterprises and is a member of the Board of Directors of Abengoa, S.A.

Madrid, November 16, 2006

Departamento de Comunicación:
Gran Via, 32, 6ª - 28013 Madrid
Tel. : 34 - 913 301 000
Fax: 34 - 913 301 038/7
http://www.prisa.es

RECEIVED
2006 DEC 19 A 9:12
OFFICE OF INTERNATIONAL

Madrid, November 20, 2006

TO THE NATIONAL SECURITIES EXCHANGE COMMISSION

OTHER ANNOUNCEMENTS

Dear Sirs:

For your information, we are attaching a translation of a letter dated last Friday, November 17, 2006 that was sent to Grupo Media Capital, SGP, SA and to the National Securities Exchange Commission of Portugal, and which has been published on the webpage of that entity.

Sincerely,

Miguel Satrústegui Gil-Delgado

Secretary General

(TRANSLATION)

Securities Exchange Commission

Markets Supervision Department

Information for Issuers

Fax no. + 351 213 537 077

Avenida da Liberdade, 252

1056-801 Lisbon

Euronext Lisbon

Fax no. + 351 217 952 021

Avenida da Liberdade, 196 – 7 andar

1250-147 Lisbon

Grupo Média Capital, SGPS, S.A.

Fax no. +351 214 345 901

Rua Mario Castelhano, no. 40

Queluz de Baixo

2749-502 Barcarena, Oeiras

Madrid, November 17, 2006

Dear Sirs:

Pursuant to Article 5, paragraph 3, line (a) of Decree Law 219/2006 of November 2 ("**Decree Law 219/2006**"), Article 16 of the Securities Market Code ("**Securities Market Code**") and Article 2, paragraph 1, line c) of Securities Exchange Commission Regulation No. 4/2004, **Promotora de Informaciones, S.A.**, a company incorporated under the laws of Spain and having its principal place of business at Gran Via, 32, Madrid, Spain ("**Promotora de Informaciones**") wishes to announce the following:

Decree Law 219/2006, which transposes into national law Directive 2004/25/EC of April 21 on takeover bids, entered into force on November 7, 2006, thus partially providing for the regime envisioned in Directive 2004/109/EC of the European Parliament and of the Council

of 15 December on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on regulated markets.

In that regard, Decree Law 219/2006 introduces changes in the calculation of the distribution of voting rights, expressly amending Article 20 of the Securities Market Code concerning the calculation of qualifying shareholdings.

On September 19, 2006, Promotora de Informaciones requested a clarification from the Securities Exchange Commission with respect to the amendment of Article 20 of the Securities Market Code and the subsequent consequences of the entry into force of Decree Law 219/2006 with regard to the legal status of Promotora de Informaciones, S.A. as a Media Capital Group shareholder.

In response to that classification inquiry, in a notice issued on November 8, 2006 the National Securities Exchange Commission deemed that the agreements between Promotora de Informaciones and Miguel María Sá Pais do Amaral, Berggruen, Nicolás Berggruen, Courical Holding BV, Berggruen Holdings, Ltd and Partrouge SGPS, S.A., entered into on July 21, 2005, concerning stock representing share capital in Grupo Media Capital (which were notified to the National Securities Exchange Commission and made public on that same date through the Commission's information disclosure system[1],) may be considered as included under the provision set forth under paragraph 4 of Article 20 of the Securities Market Code, with the subsequent reciprocal distribution of voting rights among all parties to the agreements.

Pursuant to the information provided in Grupo Media Capital's Results and Accounts for the 1st semester of 2006, Miguel María Sá Pais do Amaral and Nicolás Berggruen respectively hold 5.58% and 6.42% of the voting rights with respect to Grupo Media Capital stock.

In consequence, according to the National Securities Exchange Commission's interpretation, with the entry into force of Decree Law 219/2006 the voting rights represented in the agreements amount to 45.00% of Grupo Media Capital's share capital.

According to the above, Promotora de Informaciones, S.A. hereby announces that pursuant to the provisions of Article 16 of the Securities Market Code and as interpreted by the National Securities Exchange Commission, the 45.00% voting rights in Grupo Media Capital stock are distributed as follows:

(a) 33% of the voting rights are held indirectly by Promotora de Informaciones; and

(b) 5.58% of the voting rights are held directly or indirectly by Miguel María Sá Pais do Amaral and 6.42% are held indirectly by Nicolás Berggruen, presumably being attributable to Promotora de Informaciones.

(1) The Spanish market was duly notified of the agreements in the Announcement of Relevant Information No. 59742 (22 July 05).

---

[1] Los mismos acuerdos fueron oportunamente comunicados al mercado español: Hecho Relevante nº 59742 (22.07.05).

Promotora de Informaciones intends to petition the National Securities Exchange Commission for exemption from the aforementioned presumption, pursuant to the provisions of paragraph 5 of Article 20 of the Securities Market Code, within the 180-day term provided in section b) of paragraph 3 of Article 5 of the Code.

Notwithstanding its intention to request exemption from this presumption, Promotora de Informaciones does not agree with the application of the regime set forth in Decree Law 219/2006 with respect to its status as Grupo Media Capital shareholder and, thus, reserves the right to appeal the application through all legal means at its disposal.

The foregoing does not imply any change in Promotora de Informaciones's intention to continue with its voluntary takeover bid to acquire 100% of the shareholdings in Grupo Media Capital, in the preliminary terms and conditions announced by Promotora de Informaciones on October 26, 2006, pursuant to the provisions of Article 6 of the former Securities Market Code in force prior to the publication of Decree Law 219/2006.

Sincerely,

____

RECEIVED
A 10:13

TO THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

OTHER ANNOUNCEMENTS

Promotora de Informaciones, S.A., whose principal place of business is located at Gran Via, 32, Madrid, Spain, announces that at 16:40 hrs on December 29, 2006 it received a notice indicating that the competent authorities have decided not to oppose the concentration resulting from the acquisition of exclusive control of **Grupo Media Capital, SGPS, S.A.**, an open company whose principal place of business is located at Rua Mario Castelhano, 40, Barcarena, Oeiras, through a public tender offer to acquire all shares representing its entire share capital, in the terms and conditions set forth in the preliminary announcement published on October 26, 2006

(signed)

Matilde Casado Moreno
Chief Financial and Administrative Officer

RECEIVED
2007 MAR 19 A 10:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Madrid, January 22, 2007

OTHER ANNOUNCEMENTS

Promotora de Informaciones, S.A. (Prisa) announces that the Portuguese Securities Market Commission (CMVM) has authorized the registration of the "Prospectus for a General Voluntary Public Offer to Acquire Capital Stock in Grupo Média Capital, S.G.P.S, S.A." (Media Capital).

The takeover bid seeks to acquire 100% of Media Capital stock, and was launched by Vertix, S.G.P.S., S.A., a wholly-owned subsidiary of Prisa.

The conditions of the prospectus are available, among others, on the CMVM webpage (www.cmvm.pt).

Att: Economy and Communications Sections

PRESS RELEASE

PRISA CHALLENGES NEW PORTUGUESE TAKEOVER BID LEGISLATION IN COURT

Promotora de Informaciónes, S.A. (PRISA) filed a complaint today against the State of Portugal and the National Securities Market Commission in the Portuguese Administrative and Tax Courts.

The lawsuit seeks to exempt **PRISA** from the transitional period provided for in Section 3, Article 5 of Law 219/2006 of 2 November amending the Portuguese Securities Code, alleged to be applicable to **PRISA** by virtue of agreements signed with Miguel Pais do Amaral and Nicolas Berggruen on July 21 and November 8, 2005.

PRISA considers that the application of this transitional period to situations resulting from contracts signed over a year prior to the entry into force of this legislative amendment violates Portuguese and EU constitutional law.

This administrative action will not affect the bid to acquire stock in **Grupo Media Capital**, scheduled for January 23-February 5, 2007.

Madrid, January 25, 2007

RECEIVED

Madrid, February 6, 2007

Announcement of Relevant Information

Promotora de Informaciones, S.A. (PRISA) announces that through its Portuguese subsidiary VERTIX, S.G.P.S., S.A. (VERTIX) it filed today at the Portuguese Securities Market Commission the preliminary announcement of a mandatory takeover bid to acquire 100% of the stock in Grupo Media Capital, SGPS, S.A.(MEDIA CAPITAL).

This mandatory takeover bid is a consequence of the official results of VERTIX's voluntary takeover bid to acquire MEDIA CAPITAL, which were announced today and after which PRISA (via VERTIX) holds a 73.70% share in MEDIA CAPITAL.

In consequence, the new offer seeks to acquire the remaining 26.30% capital stock in MEDIA CAPITAL, representing 22,225,276 shares.

On this same date and in accordance with applicable Portuguese legislation, VERTIX requested that the Portuguese Securities Market Commission appoint an independent auditor to determine the unit price per share for this mandatory takeover bid.

At the same time VERTIX filed at the Portuguese Securities Market Commission the preliminary announcement of a mandatory takeover bid to acquire 100% of the capital stock of TVI-TELEVISAO INDEPENDENTE, S.A (TVI).

TVI is an indirect subsidiary of MEDIA CAPITAL that holds 99.88% of TVI voting stock. In consequence, the offer targets owners of shares representing a 0.12% interest in TVI. The unit price per share for this mandatory takeover bid is 6.85€.

22 de diciembre de 2006

ANNOUNCEMENT OF RELEVANT INFORMATION

PROMOTORA DE INFORMACIONES, S.A. (PRISA) announces that it has acquired from CLAXSON CHILE, S.A. the stock in IBEROAMERICAN RADIO CHILE, S.A. (IARC) through GRUPO LATINO DE RADIODIFUSIÓN CHILE, a subsidiary of UNION RADIO,

IARC is Chile's leading radio group, broadcasting in a total of eight musical formats: Corazón, FM Dos, Pudahuel, Rock&Pop, Hit, Imagina, Futuro and Concierto. These formats are positioned in the highest audience rankings, taking six of the first ten slots.

Execution of the agreement is pending approval by Chile's Competition Defense Authorities (TDLC).

The price of the transaction is US$ 75,000,000, less financial liabilities deriving from IARC's syndicated debt on the date the operation enters into force, once approval from the TDLC has been obtained.

Madrid, January 18, 2007

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that in its meeting held today the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. amended the Board of Directors Regulation.

A copy of the new text of the Board of Directors Regulation is attached, and will likewise be made available to shareholders on the company's webpage (www.prisa.es).

The change in the present name of the Audit and Compliance Committee to Audit Committee will take effect once the amendment of Article 21 bis of the Company Bylaws ("Audit and Compliance Committee") is approved at the next shareholders meeting.

PROMOTORA DE INFORMACIONES, S.A.

Board of Directors Regulation, approved on June 21, 2001, amended on July 17, 2003, March 18, 2004 and January 18, 2007.

Chapter I.- PRELIMINARY

Article 1.- Purpose.

1.- The object of this Regulation is to set forth the working principles of the Board of Directors of Promotora de Informaciones, S.A., the basic rules for its organization and functioning, and the rules of conduct of its members.

2.- The rules of conduct established in this Regulation for directors shall, if compatible, likewise apply to the senior management of the Company who attend the meetings of the Board of Directors.

Article 2.- Interpretation.

This Regulation shall be interpreted in accordance with legal provisions and the rules set forth in the bylaws, and are founded on the spirit and purpose thereof, with the Board of Directors having the power to resolve any conflict that may arise with regard to its application.

Article 3.- Amendment.

1.- This Regulation may only be amended at the request of the Chairman or one third of the directors serving on the Board, who must accompany their request with a report justifying their proposal.

2.- The Corporate Governance, Appointments and Remuneration Committee shall issue an opinion concerning the proposed amendment.

3.- The text of the amendment, the authors' report justifying the proposal and the opinion of the Corporate Governance, Appointments and Remuneration Committee shall be attached to the call for the meeting of the Board at which this matter is to be discussed.

4.- In order to be valid, an amendment of the Regulation shall require a resolution adopted by an absolute majority of the members of the Board.

Article 4.- Publication.

1.- Directors and senior management have the obligation to be informed of, and to comply and to compel compliance with this Regulation. To this end, the Board Secretary shall provide all of the aforementioned with a copy of the same.

2.- The Board of Directors shall take all necessary measures to distribute the Regulation to shareholders and to the investing public in general.

Chapter II.- MISSION OF THE BOARD

Article 5.- Functions.

1.- Except for matters reserved for shareholders meetings, the Board of Directors is the highest decision-making body of the Company.

2.- Board policy is to delegate the day-to-day management of the Company to the Chairman, assisted by the Chief Executive Officer and the management team, while focusing its activity on general supervisory tasks. Powers reserved to the Board by law or in the bylaws cannot be delegated.

3.- In any event, the following must be submitted for prior approval to the Board of Directors of the Company:

a) General company policies and strategies, including:

- i) The strategic or business plan, as well as annual management and budget objectives and financial projections;
- ii) Investment and financing policies;
- iii) Determination of group company structure and any proposed amendment of the Company's corporate purpose;
- iv) Corporate governance policy;
- v) Corporate social responsibility policy
- vi) General remuneration policy affecting directors and senior management;
- vii) Risk control and management policy, as well as periodic supervision of internal information and control systems;
- viii) Determination of dividend and treasury stock policies;

b) The following decisions:

- i) Financial information related to listed securities that the Company must disclose periodically
- ii) The undertaking of investments, assumption of financial obligations or the granting of any financial commitments that derive, among others, from loans, credits, sureties or other guarantees, as well as entering into contracts that are of significant importance to the Company or its subsidiary and/or controlled companies, except for cases of extreme urgency in which it is impossible for the Board of Directors to meet.
- iii) Any transfer or encumbrance of assets relating to the Company or its subsidiary or controlled companies.

iv) Motions or resolutions for capital increases or reductions. Any other changes in capital structure.

v) Strategic alliances of the Company or its controlled companies.

vi) The creation or acquisition of interests in entities domiciled in countries or territories considered tax havens.

vii) Mergers, spin-offs and any other relevant decision regarding the position of the Company as a listed company.

viii) The remuneration of directors as well as, in the case of executive directors, any additional remuneration for their executive functions and other conditions set forth in their contracts.

ix) Authorization of linked transactions in the terms provide for in this Regulation.

x) Periodic evaluation of the performance and composition of the Board of Directors.

4.- In the cases of extreme urgency mentioned in section 3.b ii) above, a decision of the Chairman may suffice in lieu of approval from the Board of Directors.

Article 6.- Objectives.

1.- The criteria that must at all times govern the activities of the Board of Directors are: compliance with the corporate purpose, defense of the long-term viability of the Company and the development of its true value, safeguarding its identity, as well as the professional principles and codes of ethics of the Group's publishing companies and communications media.

2.- Within the scope of the corporate organization, the Board shall adopt the measures necessary to ensure:

a) That company management pursues the creation of value for shareholders and has the proper incentives to do so;

b) That company management works under the effective supervision of the Board;

c) That no shareholder receives privileged treatment with respect to the others.

Article 7.- Other interests.

The creation of value in the Company in the interest of the shareholders shall necessarily be carried out by the Board of Directors, respecting the requirements imposed by law, fulfilling the explicit and implicit contracts arranged with workers, suppliers, financiers and clients in good faith and, in general, observing those ethical duties that are inherent in the responsible management of the Company.

Chapter III.- COMPOSITION OF THE BOARD

Article 8.- Qualitative Composition.

1.- In exercising its right to fill vacancies and to propose appointments at Annual Shareholders Meetings concerning the composition of the Board, the Board of Directors shall ensure a majority of external or non-executive directors with respect to executive directors.

In that regard, executive directors are understood to include the Chairman, the Chief Executive Officer and other directors who, under any other title, assume managerial responsibilities within the Company or any of the subsidiary companies.

2.- As vacancies arise, the Board shall ensure that the majority group of external directors includes both those proposed by owners of significant stable shareholdings (owner-directors) and professionals of recognized prestige who have no links to the executive team or significant shareholders that would compromise their independence (independent directors).

For the purposes of the foregoing paragraph, the Board shall take into account the ownership of the Company, the importance in absolute and comparative terms of the significant shareholders' stakes, as well as the degree of permanence and the strategic association of the owners of those significant shareholdings with the Company.

If there is an external director who cannot be considered either an owner-director or an independent director, the Board of Directors shall explain that circumstance and his relationship to the Company or to its managers or shareholders.

3.-The Board of Directors shall explain the nature of each director's relationship to the Company at the Shareholders Meeting at which his appointment is to be made or ratified, confirming or, if warranted, reviewing it annually in the Annual Report on Corporate Governance, after having been verified by the Corporate Governance, Appointments and Remuneration Committee.

4.- The provisions of this article are understood as being without prejudice to the right of representation that is legally recognized to the shareholders on a proportional basis.

Article 9.- Quantitative composition.

1.- The Board of Directors shall be made up of the number of directors determined at the annual shareholders meeting within the limits set forth in the company bylaws.

2.- At the annual meeting the Board shall propose the number of directors required to ensure due representation and its effective functioning, in accordance with the changing circumstances of the Company.

Chapter IV.- STRUCTURE OF THE BOARD OF DIRECTORS.

Article 10.- Chairman of the Board.

Without prejudice to the powers set forth in the bylaws, the Chairman of the Board shall preside at the annual shareholders meetings and at meetings of the Board of Directors and shall be the chief individual responsible for the management of the Company. His appointment entails assuming all powers that the Board can legally delegate him.

Article 11.- Chief Executive Officer

1.- The Chief Executive Officer shall be the main assistant to the Chairman in the management of the Company. His appointment entails assuming all powers that the Board can legally delegate him. He shall be responsible for the effective management of the business of the Company, always acting in accordance with the decisions and criteria laid down at the annual shareholders meeting, and by the Board of Directors and the Chairman.

2.- Without prejudice to the provisions of Articles 5 and 10 above, the Chief Executive Officer shall be responsible for the day-to-day management of the Company. In emergency circumstances he may adopt the measures he deems warranted in the interest of the Company. He likewise has the power to enforce Board resolutions.

Article 12.- Deputy Chairman or Chairmen.

1.- The Board may appoint one or more Deputy Chairmen, who shall substitute for the Chairman in his absence and when it is impossible for him to attend to matters affecting the functioning of the Board of Directors, and they shall exercise all other powers set forth in Article 21 b) of the company bylaws.

2.- In the event there are several Deputy Chairmen, and unless there is an agreement to the contrary, the First Deputy Chairman shall preside and, in the absence of all of the Deputy Chairmen, the director who is appointed by the Board of Directors shall preside.

3. -The Deputy Chairman, or if there are more than one, the First Deputy Chairman shall be appointed Chairman by the Board of Directors in the event that the Chairman leaves office for any reason.

Article 13.- Board Secretary.

1.- The Board of Directors shall appoint a Secretary, who shall be a lawyer, and need not be a director.

2.- The Secretary shall assist the Chairman in his tasks and shall ensure the proper functioning of the Board. In that regard he shall provide the directors with all necessary advice and information, maintain company records, duly reflect the undertaking of all meetings in the minute books, and issue certificates concerning Board resolutions.

3.- In any event, the Secretary shall ensure the formal and substantive legality of the activities of the Board and that its rules of governance and procedures are enforced.

Article 14.- Deputy Secretary to the Board.

1.- The Board of Directors may appoint a Deputy Secretary, who need not be a director, to assist the Secretary to the Board of Directors.

2.- In the absence of the Secretary, a director appointed as such by the Board shall perform those tasks.

Chapter V.- FUNCTIONING OF THE BOARD.

Article 15.- Meetings of the Board of Directors.

1.- The Board of Directors shall meet monthly and at such intervals that the Chairman may deem warranted for the proper functioning of the Company, or when so requested by two or more directors or by the Chief Executive Officer.

2.- The call for meetings shall always include the agenda for the meeting and shall be issued by letter, fax, telegram or electronic mail, and shall be authorized by the signature of the Chairman, or the Secretary or Deputy Secretary by order of the Chairman. The call shall be sent a minimum of seven (7) days in advance of the meeting, to the address designated for each director.

Notice of a meeting of the Board called at the petition of directors shall be sent within five (5) days following their request.

3.- The Chairman shall ensure that the Chief Executive Officer prepares and provides the rest of the directors with information concerning the progress of the Company and those matters necessary for adopting the items proposed on the agenda at each meeting of the Board of Directors.

4.- The Chairman shall always have the power to submit to the Board of Directors those matters that he deems appropriate for the proper progress of the company, regardless of whether they have been included on the agenda.

5.- The notice period provided for in section 2. above shall not apply when, in the opinion of the Chairman, the circumstances so justify.

6.- A meeting of the Board shall be held, without the need for a call, when all of the directors are present and agree to hold the meeting.

7.- Adoption of Board resolutions in writing and without holding a meeting shall only be deemed acceptable when no director challenges this procedure.

Article 16.- Board Meeting Procedure

1.- A Board meeting may be validly held when at least one half plus one of all directors are present or represented. A director who is unable to attend a meeting may appoint a director in attendance as proxy. Appointment of proxies must be made in writing, specifically for the meeting in question

2.- Except in those cases in which the law requires a supermajority, resolutions shall be adopted by an absolute majority of the directors who are present or represented, and the Chairman shall break any possible ties with his casting vote.

3.- The Chairman shall moderate discussions by ensuring and promoting the participation of all of the directors during Board deliberations, submitting items of business to a vote when he considers that they have been sufficiently discussed.

4.- Each director present or duly represented shall have one vote.

Chapter VI .- APPOINTMENT AND DISMISSAL OF DIRECTORS.

Article 17.- Appointment of Directors.

1.- Directors shall be appointed at shareholders meetings or, on a provisional basis, by the Board of Directors pursuant to the provisions of the Corporations Law and the company bylaws.

2.- Proposals for the appointment of directors submitted by the Board of Directors for consideration at shareholders meetings and resolutions appointing directors that the Board adopts by virtue of its legally-attributed powers of co-optation must conform to the provisions of this Regulation, and must be accompanied by a non-binding advisory opinion issued by the Corporate Governance, Appointments and Remuneration Committee. A proposal of the Corporate Governance, Appointments and Remuneration Committee shall be required for the appointment of independent directors.

Article 18.- Appointment of External Directors.

The Board of Directors and the Corporate Governance, Appointments and Remuneration Committee shall seek to ensure, within the scope of their respective powers, that the candidates selected are persons of acknowledged competence and experience.

Article 19.- Re-appointment of Directors.

Motions for re-appointment of directors submitted by the Board of Directors at a shareholders meeting shall be subject to a formal drafting process. A necessary part of this process is an opinion issued by the Corporate Governance, Appointments and Remuneration Committee in which the performance and commitment of the directors proposed during the previous mandate shall be evaluated.

Article 20.- Tenure of Service.

1.- Directors shall be appointed for a term of five (5) years, and may be re-appointed.

2.- Directors appointed by co-optation remain in office until the date of the first shareholders meeting.

Article 21.- Termination of Tenure.

1.- Directors shall leave their posts when the period for which they were appointed has expired or when so decided by shareholders at a shareholders meeting in the exercise of the powers that are conferred upon them by statute or in the bylaws.

2.- Directors shall offer their resignations to the Board of Directors and, if deemed appropriate, formally resign in the following cases:

a) When they are subject to any of the legally-established prohibitions or grounds for disqualification.

b) When based on a criminal offense they are indicted in ordinary felony proceedings or have been convicted in a misdemeanour proceeding.

c) When they have received a serious reprimand from the Board of Directors for failure to fulfill their obligations as Directors.

d) When the reasons for which they were appointed have ceased to exist and, in particular, when an independent director or an owner-director looses his respective status as such.

e) When in the course of a year they fail to attend more than three meetings of the Board of Directors without just cause.

3. The Board of Directors shall not propose the removal of any independent director before completing the term of office set forth in the bylaws for which he was appointed, unless the Board deems that there is just cause for doing so and after seeking the opinion of the Corporate Governance, Appointments and Remuneration Committee. In that regard, just cause shall be deemed to exist when the director has failed to fulfill the duties inherent in his post.

4.- Committee members shall leave their posts when they cease to be directors.

Article 22.- Voting Objectivity and Secrecy.

1.- Pursuant to the terms of Article 31 of this Regulation, directors affected by motions for re-appointment or termination shall absent themselves from the meeting during deliberations and voting on such matters.

2.- If any director so requests, Board of Director votes involving the appointment, re-appointment or termination of directors shall be by secret ballot, without prejudice to the right of any director to have his vote recorded in the minutes.

Chapter VII .- BOARD OF DIRECTOR COMMITTEES

Article 23.- Introduction

1.- The Board of Directors shall establish an Audit Committee and a Corporate Governance, Appointments and Remuneration Committee.

2.- The Secretary to the Board, or in his absence the Deputy Secretary shall act as secretary to these committees. The committees shall meet when convened by their chairman. Where no special provisions exist, the rules of procedure for the Board set forth in this Regulation shall apply to committees, provided that they are compatible with their nature and function.

3.- All committees established by the Board shall keep minutes of their meetings in the same conditions set for the for the Board of Directors.

Committees shall report on their activities and explain the work they have carried out at the first full board meeting held subsequent to the committee meetings.

4. Committees may seek outside advice when they deem it necessary for the fulfillment of their obligations.

Article 24.- Audit Committee

1.- The Audit Committee shall have the number of members that is determined by the Board of Directors from time to time, with a minimum of three (3) and a maximum of five (5) members. It shall have a majority of non-executive directors who shall not have a contractual relationship with the Company other than the position to which they are appointed. The composition of the committee shall provide appropriate representation to independent directors, at least in proportion to their presence on the Board of Directors.

2.- The appointment and termination of committee members shall be made by the Board of Directors on a motion from the Chairman.

Committee members shall leave their posts when they cease to be directors or when so agreed by the Board of Directors.

The Chairman of the committee shall be elected by the Board of Directors from among its members who are independent directors, and may not maintain a contractual relation with the Company other than the position for which he is appointed. The committee chairman shall be replaced every four years, and may be re-appointed one year after having left the post.

3.- The primary function of the Audit Committee is to assist the Board of Directors in its tasks of overseeing the management of the company.

The Audit Committee shall have all of the following basic responsibilities:

a) Within the scope of its powers, to report at annual shareholders meetings on issues raised by shareholders, pursuant to the provisions of the Law and the Shareholders Meeting Regulation.

b) To propose to the Board of Directors the appointment of external account auditors pursuant to Section 204 of the consolidated text of the Corporations Law, to be submitted at the annual shareholders meeting.

c) To supervise internal auditing services.

d) To supervise the Company's financial information process and internal monitoring systems.

e) To maintain contact with the external auditors in order to receive information on those issues that could compromise their independence and any others related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules.

4.- In addition, and regardless of other tasks that may be assigned it by the Board of Directors, the Audit Committee shall have the following powers:

a) To advise and make proposals to the Board of Directors concerning the auditors contract conditions, scope of professional mandate and, if warranted, the revocation or non-renewal of the external auditors, as well as supervising their performance of audit contract obligations;

b) To propose the selection, appointment, reappointment or removal of the person in charge of the company's internal audit service.

c) To review the company accounts, oversee compliance with the legal requirements and the proper application of generally accepted accounting principles, as well as to issue opinions on proposals to amend accounting principles and criteria suggested by the management;

d) To review the issue prospectuses and information concerning the quarterly and half-yearly financial statements that the Board must provide the markets and their supervisory bodies;

e) To analyze and issue opinions concerning specific investment transactions when, owing to their importance, the Board so requests;

f) To issue opinions concerning the creation or acquisition of interests in entities domiciled in countries or territories considered as tax havens.

g) To exercise all other powers granted the committee in this Regulation.

5.- The Audit Committee shall meet periodically as warranted, and at least four (4) times a year.

6.- Any member of the company management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at his disposal. The committee may likewise request the attendance of the accounts auditors at its meetings.

Article 25.- Corporate Governance, Appointments and Remuneration Committee.

a) Composition.

The Corporate Governance, Appointments and Remuneration Committee shall have a minimum of three (3) and a maximum of five (5) external directors, to be determined by resolution of the Board of Directors upon a motion from the Chairman.

The Corporate Governance, Appointments and Remuneration Committee may request the attendance of the company's Chief Executive Officer at its meetings.

The members of the Corporate Governance, Appointments and Remuneration Committee shall leave their posts when they do so in their capacity as directors or when so resolved by the Board of Directors.

The Chairman of the Committee shall be selected by the Board of Directors from among its independent directors.

b) Functions and Powers.

Regardless of any other tasks assigned it by the Board of Directors, the Corporate Governance, Appointments and Remuneration Committee shall have the following basic responsibilities:

1) To issue opinions concerning proposals for the appointment of directors and to propose the appointment of independent directors.

2) To issue opinions on the proposal for the appointment of the Secretary to the Board.

3) To make proposals to the Board concerning: i) the general remuneration policies affecting directors and senior management and ii) the individual remuneration of executive directors and other conditions set forth in their contracts.

4) To ensure compliance with the company's remuneration policies

5) To approve standard senior management contracts.

6) To issue opinions on the proposals for the appointment of the members of the other committees of the Board of Directors.

7) To propose the Annual Report on Corporate Governance to the Board of Directors.

8) To present a report to the Board of Directors, evaluating the performance and composition of the Board.

9) To verify compliance with the Internal Code of Conduct concerning securities markets, this Regulation and, in general, the Company's rules of governance, and to make the proposals required to ensure such compliance. In that regard it shall be the duty of the Corporate Governance, Appointments and Remuneration Committee to receive information and, if warranted, issue reports concerning disciplinary measures taken with respect to senior management.

10) To exercise such other powers granted to the committee in this Regulation.

c) Procedure.

The Corporate Governance, Appointments and Remuneration Committee shall meet each time the Board of Directors of the Company or its Chairman requests that an opinion be issued or proposals be approved within the scope of its powers and provided that, in the opinion of the committee chairman, it is necessary to properly fulfill its functions.

Chapter VIII.- DIRECTORS' RIGHTS TO INFORMATION.

Article 26.- Rights to Information and Inspection.

1.- Directors may request, with the broadest powers, any information and advice they require concerning any aspect of the Company, provided that this is needed in the fulfillment of their functions. This right to information is extended to subsidiary companies, whether national or foreign, and shall be channeled through the Chairman, who shall answer requests from directors, providing them with the information directly, directing them to the appropriate sources, or taking any measures necessary for the inspection requested.

2.- On an exceptional and temporary basis, the Chairman may restrict access to certain information, informing the Board of Directors of this decision.

Chapter IX.- REMUNERATION OF DIRECTORS.

Article 27.- Remuneration of Directors.

1.- A director shall be entitled to the remuneration set by the Board of Directors as provided in the company bylaws.

2.- The Board shall seek to ensure that the remuneration of directors is moderate and in line with market conditions.

3.- Remuneration provided directors shall be transparent. The Annual Report, as an integral part of the annual accounts, shall contain both legally-required information and any other deemed appropriate regarding the remuneration received by members of the Board of Directors.

Article 28.- Remuneration of Executive Directors.

Remuneration of directors provided for in the company bylaws and this Regulation shall be compatible with and independent of the salaries, remuneration, indemnities, pensions or compensation of any nature established on a general or individual basis for those members of the Board of Directors who hold any paid post or position of responsibility within the company or its subsidiary companies, whether under a contract of employment or otherwise.

Article 29.- Remuneration of External Directors.

The Board of Directors shall adopt all of the measures within its powers to ensure that the remuneration of external directors conforms to the following guidelines:

a) External directors shall be paid based on the amount of time actually devoted to their tasks.

b) Remuneration for independent directors shall be calculated to offer sufficient incentive for their work, without constituting an obstacle to their independence.

Chapter X.- DIRECTORS DUTIES

Article 30.- General Obligations of Directors.

1.- Pursuant to the terms set forth in Articles 5 and 6, the function of a director is to guide and supervise company management, with a view to maximizing its true value for the benefit of shareholders.

2.- Directors shall perform their functions with the diligence of a reasonable business person and loyal agent, having the following specific obligations:

a) To be informed about and adequately prepare for the meetings of the Board and the committees on which they serve.

b) To attend the meetings of the committees on which they serve and to actively participate in discussions, so that their criteria effectively contribute to the decisions taken.

c) To undertake such specific tasks as may be entrusted them by the Board of Directors and which may reasonably fall within their time commitments.

d) To compel investigation of any irregularity in the management of the Company of which they may be aware, and to monitor any risk situation.

e) To comply with the Internal Code of Conduct and this Regulation.

f) To comply with any legally-established duties and obligations.

Article 31.- Conflicts of Interest and Transactions with Directors.

1.- Directors shall inform the Company of any situation that may involve a conflict of interest as defined in Chapter V of "Promotora de Informaciones, S.A. and its Group Companies' Internal Code of Conduct Concerning Securities Market Transactions."

2.- Direct or indirect professional or commercial transactions of directors (or of persons related to them if they involve operations in excess of 60,000 euro) with the Company or any of its subsidiaries must be authorized by the Board of Directors after it has considered the opinion of the Corporate Governance, Appointments and Remuneration Committee.

Transactions carried out by persons related to directors and which do not exceed 60,000 euro must be authorized by the Corporate Governance, Appointments and Remuneration Committee.

3. Directors shall refrain from intervening in deliberations concerning matters in which they have direct or indirect interests. In addition to not exercising their voting rights, directors affected by a linked operation must absent themselves from the boardroom during deliberations and voting on such matters.

4.- Authorization of the Board of Directors shall not be required for linked operations that fulfill the following conditions:

i) Those involving compliance with standard contract conditions applied extensively to multiple customers;

ii) Those involving predetermined prices or fees carried out by the suppliers of the goods and services in question;

iii) Those which amount to less than 1% of the annual income of the person or entity receiving the service.

Article 32.- Directors' Duty of Confidentiality.

1.- Directors shall keep secret the deliberations of the Board of Directors and of the committees on which they serve, and, in general, shall refrain from disclosing any information to which they may have had access while fulfilling their duties.

2.- This obligation of confidentiality shall survive the director's tenure of service in the Company.

Article 33.- Non-competition Obligations.

Directors shall not render professional services to companies that are competitors of Company or its subsidiary or participated companies. This excludes services they may perform for companies having significant stable interests in the Company's shareholdings.

Article 34.- Transactions with Significant Shareholders.

1. The Board of Directors formally reserves the right to oversee any Company transaction with a significant shareholder.

2. Under no circumstances shall a transaction be authorized if an opinion of the Corporate Governance, Appointments and Remuneration Committee assessing the operation from the point of view of market conditions has not been issued.

3. Nevertheless, authorization of the Board of Directors shall not be required for those transactions that fulfill all of the conditions set forth in Article 31.4 above.

Article 35.- Principle of Transparency.

In its annual public information the Board of Directors shall include a summary of Company transactions with its directors and significant shareholders. This information shall reflect the overall volume of transactions and the nature of the most relevant ones.

Chapter XI. BOARD RELATIONS

Article 36.- Shareholder Relations

1. The Board of Directors shall determine the appropriate channels for obtaining information about proposals that may be made by shareholders concerning the management of the Company.

2. Proxy solicitations issued by the Board of Directors or by any of its members shall set forth in detail how the proxy will vote in the event that a shareholder fails to provide voting instructions or, if warranted, fails to make a conflict of interest disclosure.

3. The Board of Directors shall likewise ensure that appropriate mechanisms are in place to provide institutional investor-shareholders with periodic information.

4. Under no circumstances shall relations between the Board of Directors and institutional shareholders provide those shareholders with any information that could place them in a position of privilege or advantage with respect to other shareholders.

5.- The Board of Directors shall promote the informed participation of shareholders at the shareholders meetings and shall adopt such measures as may be warranted to ensure that shareholders at the annual meetings effectively exercise their functions pursuant to the Law and the company bylaws.

Article 37.- Market Relations.

1.- The Board of Directors shall ensure timely compliance with instructions in effect concerning the announcement of relevant information, in accordance with the terms of the Company's Internal Code of Conduct.

2. The Board of Directors shall adopt the measures necessary to ensure that quarterly, half-yearly, annual and any other financial information deemed warranted be made available to the markets, and that it be drafted in accordance with the same principles, criteria, professional practices and accuracy requirements used in the preparation of the annual accounts. To that end, all financial information shall be reviewed by the Audit Committee.

Article 38.- Auditor Relations.

1. The Board of Directors shall refrain from proposing the appointment or renewal of an auditing firm when the fees to be paid to that firm by the Company for all of its services exceed five percent of the auditing firm's annual earnings, based on an average for the last five years.

2.- The Board of Directors shall disclose the total amount of fees that the Company has paid to the auditing firm, distinguishing between auditing fees and payments for other services. The Annual Report on annual accounts shall further contain a breakdown of amounts paid to the auditors, to companies in the auditor's group, or to any other company that the auditor may be associated with through common ownership, management or control.

PRISA

Educación, información, entretenimiento

Annual Results
January-December 2006

February 15th 2007

NOTE 1

Prisa globally consolidates Sogecable since April 1, 2006. The consolidation of Sogecable changes significantly the Group's profile in 2006.

NOTE 2

In the last months, Grupo Prisa has undertaken a restructuring of its business that has culminated in the merger of the radio activities in Spain and internationally. Following the new structure, the Group's activities have been organized into four main areas: Press, Radio, Education-Publishing and Audiovisual complemented by the Digital activity, which operates in all the areas.

Press activities include the business of El País, Specialized and Regional Press, Magazines, as well as the International Press business that used to be included in International Media.

Radio activities include the Radio business in Spain and in foreign countries (Colombia, Mexico, United States, Argentina, Chile, Panama, Costa Rica and France) as well as the Music business.

Education-Publishing covers the Santillana business in Spain, Portugal, United States and Latin America.

Audiovisual groups the Local TV business, Audiovisual Production (Plural and Tesela) and Sogecable, which is globally consolidated in the Group's accounts since April 1, 2006. The 33% stake in the Portuguese group Media Capital is consolidated through equity method.

The Digital business includes the activities derived from Prisacom.

Other, covers different business such as Advertising Agency (GDM), Printing (Dédalo), and Distribution.

2006 RESULTS

PRISA INCREASES ITS NET PROFIT BY 49.8%: € 228.9 MILLION.

THE OPERATING PROFIT (EBIT) REACHED € 285.9 MILLION (+30.7%).

Revenues (€2,811.8 million) increased by 89.6% and EBITDA reached €531.5 million (+69.0%)

The most relevant events in 2006 have been the following:

- **Advertising growth (+45.8%).** The 20.2% increase in Radio, El País (+7.9%), Diario As (+27.5%), Localia (+14.4%) and Sogecable contribution explain this performance.
- **Santillana revenues (€488.8 million) increased by 16.6%.** It is worth to highlight the performance in Brazil (+63.2%), Chile (+41.1%) and Venezuela (+37.1%). Spain had a positive evolution, increasing its market share by 1 percentage point.
- **AS increased its total revenues by 10.6%,** increasing circulation revenues by 10.5% and gaining market share.
- **The Digital area (Prisacom) reached positive results at operating level,** highlighting the revenues increase (+42.7%) and the margins improvement.
- **The audiovisual production area (Plural)** reached break-even at operating level.
- **As of December 31th 2006, Digital + reaches 2,044,000 subscribers.**
- **Cuatro** ends 2006 with an annual average audience share of 6.4%.

Other important events in 2006 have been the following:

- In November 2005 **Prisa launched a takeover bid for 20% of Sogecable's share capital.** As a result of this offer and after some capital increases to adquire some companies stakes and to cover a stock option plan, Prisa stake in Sogecable reached 42.94%.

- **Grupo Prisa and Grupo Godó** created **the largest radio company** in the Spanish-speaking territory through the merger of the radio activities in Spain and in the foreign countries. The new company (Unión Radio) is 80% owned by Prisa and 20% owned by Grupo Godó.

- **Prisa launched a voluntary takeover bid for 100% of Grupo Media Capital** at 7.40 euros per share. As of February 5th the acceptance period ended and 34,398,555 shares accepted the offer, representing 40.70% of total capital. After this operation, Prisa stake in Media Capital reached 73.70%. As a result of this voluntary take over bid final results, Prisa launched a mandatory take over bid for the 26.30% pending capital as of February 6th 2007.

- Prisa Board of Directors has appointed **Ignacio Polanco Moreno Deputy Chairman and has agreed that will be appointed Chairman of the Group** if his father , Jesus Polanco Gutierrez steps down from that post in the future.

- **Prisa** sold **Radio Latina**, a radio station located in Paris.

- **Prisa** adquired **Iberoamerican Radio Chile**, leading radio group in Chile. Execution of the acquisition is pending approval by Chile's Competition Defence Authorities.

- **Prisa** sells its stake in **Odiel Press**, the editorial company of *Odiel Información* de Huelva.

The most important changes in the **scope of consolidation** were the following:

- **Antena 3 Radio is full consolidated** in Prisa figures since January 1, 2006.

- **Sogecable is full consolidated** in Prisa figures since April 1, 2006.

PROFIT AND LOSS ACCOUNT

€ Million	JANUARY – DECEMBER 2006	2005	Chg %
Operating Revenues	**2,811.76**	**1,483.09**	**89.6**
EBITDA	**531.46**	**314.48**	**69.0**
EBIT	**285.95**	**218.70**	**30.7**
Net financial result	(110.80)	(22.80)	-
Income from associates	(8.73)	(29.62)	70.5
Profit before tax	**166.42**	**166.28**	**0.1**
Income tax expense	64.36	2.94	-
Results from discontinued activities	(0.45)	(9.72)	-
Minority interest	(1.42)	(6.69)	78.8
Net Profit	**228.91**	**152.81**	**49.8**
EBITDA Margin	**18.9%**	**21.2%**	
EBIT Margin	**10.2%**	**14.7%**	

OPERATING REVENUES

In 2006, total operating revenues increased 89.6% reaching €2,811.76 million compared to €1,483.09 million in 2005. Sogecable consolidation has resulted in a redistribution of the different sources of revenues and in the margins evolution. The revenue breakdown by line of activity is shown bellow:

€ Million	JANUARY-DECEMBER 2006	2005	Chg %
Advertising [1]	765.20	524.75	45.8
Books and Training	475.54	403.86	17.7
Newspapers and magazine sales	200.82	203.90	(1.5)
Subscriber revenues	795.60	-	-
Audiovisual revenues	219.34	25.71	-
Add-ons revenues[2]	99.78	151.98	(34.3)
Printing sales[3]	53.76	58.74	(8.5)
Revenues from fixed assets	27.79	2.82	-
Other revenues[4]	173.92	111.34	56.2
Total operating revenues	**2.811,76**	**1.483,09**	**89.6**

[1] "Advertising revenues" include not only advertising revenues but also sponsoring revenues which formerly were included in "Other revenues". 2005 figures include also the sponsoring revenues to make figures comparable.

[2] "Add-ons revenues" include not only add-ons but also collections which formerly were included in "Other revenues". 2005 figures also include the collections revenues to make figures comparable.

[3] Represents 40% of Dédalo revenues. The company Dédalo is the output of a merger between Prisaprint and Polestar Spain and the equity holding of Ibersuizas (20%).

[4] Includes: services of telephonic marketing, intermediary services, music sales (in 2005), events, e-commerce, Internet services, rentals and other revenues.

Subscribers revenues related to Sogecable represent 28% of total revenues. Advertising's relative weight is reduced and represents 27% of revenues (35% last year); books and rights represent 17% (27% last year) and newspaper and magazine sales represent 7%.

The chart above shows revenue contribution by different lines of activity both in 2006 and 2005:


Subscribers
Advertising
Books and training
Newspaper and magazines
Add-ons
Other
28%
27%
17%
7%
35%
27%
14%
10%
Jan-Dec 2006
Jan-Dec 2005

The **geographic breakdown of revenues** is drawn as follows:


January-December 2006
15%
85%
Spain
International


January-December 2005
24%
76%
Spain
International

The integration of Sogecable reduces the weight of the **international revenues**.
During 2006, revenues coming from the international area mean 15% as compared to 24% in 2005.

The 76% out of the international revenues come from Santillana, 21% from Press and Radio activities and 3% from Dédalo's international sales (Printing).

➢ Subscribers revenues

During 2006, DIGITAL+ has increased its subscriber base by over 84,000 new net subscribers, reaching 2,044,000 customers as of December, 31st 2006. During the fourth quarter, Digital + has added over 38,000 new net customers to its services.

Digital+ Subscribers evolution (thousands of subscribers)


1,960
1,985
1,990
2,006
2,044
dec-05
mar-06
jun-06
sep-06
dec-06

The average revenue per customer in the fourth quarter of 2006 reached €46.7.

Digital+ ARPU evolution (euros)


46.1
47.2
42.4
41.3
46.7
7.2
8.7
4.1
2.7
7.4
38.9
38.5
38.3
38.6
39.2
4Q05
1Q06
2Q06
3Q06
4Q06
PPV Services
Subscribers

The cancellation rate as of December 31, 2006 stood at 11.5% showing a decreasing evolution in the last three quarters of the year.

➢ Advertising [5]

Advertising revenues (€765.20 million) increased by 45.8%, including the revenues from the full consolidation of Antena 3 Radio and Sogecable since January 1, and April 1 respectively. Discounting these two effects, the Group advertising revenues would have increased by 10.9%, almost the double of the estimates for the overall market. By business, the advertising revenues evolution in 2006 was the following:

[5] "Advertising revenues" include advertising and sponsoring (formerly included in "Other revenues"). 2005 figures include also sponsoring revenues to make figures comparable.

ADVERTISING REVENUES € Million	JANUARY-DECEMBER 2006	 2005	 % Chg.
Press	**259.16**	**240.84**	**7.6%**
El País	205.13	190.12	7.9%
Specialized & Regional Press	50.39	45.44	10.9%
AS	18.93	14.84	27.5%
Cinco Días	11.00	10.40	5.7%
Regional Press	12.47	12.04	3.5%
Magazines	7.92	8.10	(2.2%)
Others	0.08	0.05	64.0%
International Press	4.92	6.14	(19.9%)
Consolidation adjustments	(1.27)	(0.86)	(48.3%)
Radio	**319.06**	**265.38**	**20.2%**
Radio in Spain	243.64	206.05	18.2%
International Radio	68.78	59.50	15.6%
Music	6.67	0.00	---
Consolidation adjustments	(0.03)	(0.17)	82.1%
Audiovisual	**187.00**	**17.45**	---
Cuatro	144.93	---	---
Digital+	21.97	---	---
Local TV	19.97	17.45	14.4%
Others	0.13	0.00	---
Digital	**10.66**	**5.99**	**78.0%**
Others (GDM)	**0.60**	**1.27**	**(53.1%)**
Consolidation adjustments	**(11.28)**	**(6.18)**	**(82.5%)**
TOTAL	**765.20**	**524.75**	**45.8%**

It is worth highlighting local advertising, which increased by 26% compared to previous year. The evolution of national advertising increased by 9.7% (excluding the effect of the full consolidation of Sogecable). Within the whole Group's media, international advertising increased by 13%.

Books and training

Books and training sales increased by 17.7% compared to the same period of the previous year (€475.5 million as opposed to €403.9 million).

It is worth highlighting Brazil (+63.2%), Chile (+41.1%) and Venezuela (+37.1%). Spain has increased by 3.2%, reasonably lower than in Latam, but increasing one percentage point its market share.

The local currency evolution with regard to the dollar has positively contributed to revenues (€8.6 million). Excluding this effect, revenues would have increased by 14.5%.

The geographic breakdown of revenues is shown as follows:

January-December 2006


Rest of Latam 18%
Spain & Portugal 35%
Venezuela 4%
Colombia 3%
Argentina 3%
Brazil 22%
Mexico 15%

January-December 2005


Rest of Latam 24%
Spain & Portugal 35%
Venezuela 3%
Colombia 3%
Argentina 3%
Brazil 15%
Mexico 17%

Brazil has become the second most important country in terms of revenues contribution after the success of its educational campaigns in 2006.

Newspaper and magazines

Revenues coming from newspaper and magazine sales, which amounted to €200.82 million, decreased by 1.5% in 2006, though the positive performance in the last quarter has allowed to improve the fall registered as of September (-2.8%).

El País average daily and weekend circulation amounted to 432,204 and 742,723 copies respectively. During the last quarter of the year, the average daily circulation has increased compared to the same period of the previous year. Due to this, 2006 finished with a decrease in revenues of 4.7%. This means an improvement compared to the 6.9% decrease registered in September. Nevertheless, a market share of 28.5% maintains the leadership position of El País.

The sports newspaper **AS** increased by 2.4% its average daily circulation, amounting to 214,654 copies and gaining one point of market share.

Cinco Días has positively increased its circulation by 11.7%.

Evolution of the Group's main newspapers average daily circulation

	January-December 2006	January-December 2005	Chg. %
El País	**432,204**	**453,602**	**(4.7)**
AS	**214,654**	**209,585**	**2.4**
Cinco Días	**33,997**	**30,425**	**11.7**

➢ **Add ons revenues**[6]

In 2006 revenues coming from add-on products reached €99.8 million, with an Ebit margin of 14.3%.

El País contribution to total add-on revenues amounted to €80.0 million, with an Ebit margin of 16.8%. Some of the most successful add-ons this year where "Historia del Arte", "Cine de Oro 2", "La Mirada del Tiempo", "Cine en Español" and "Mozart".

Prisa Innova, the company set up to manage and coordinate the whole Group's add-ons activity, has reached different agreements with third parties, such as Le Monde in France, Corriere Della Sera in Italy and Diario de Noticias and Jornal de Noticias in Portugal, to sell products in Europe and also in Latam. Prisa Innova generated in 2006 revenues amounting to €5.81 million.

➢ **Audiovisual revenues**

Audiovisual sales reached €219.34 million compared to €25.71 milion in 2005. This difference is mainly due to the full consolidation of Sogecable since April 1, 2006. This line include in 2006 the activities of selling audiovisual rights both at Prisa and Sogecable, the sale and production of programs, the revenues from the cinema distribution activity (Sogecable and Plural) and the sale of different channels to cable operators at Sogecable.

➢ **Printing sales**

The Printing sales reached €53.76 million which represents 8.5% decline compared to 2005.

[6] "Revenues from Add-ons" include not only add-ons revenues but also collection revenues, formerly included in "Other revenues"

➢ **Revenues from fixed assets**

The amount of € 27.79 million includes mainly the following:

- €18.45 million capital gain from the selling of the 20% stake of Grupo Latino (GLR), (the company that integrates the international radio activity) to the Spanish Media Group Godó. The selling price of the 20% stake was €35 million.

- €4.38 million capital gain from the disposal of some real state properties.

- €3.07 million capital gain from the disposal of Radio Latina, a radio station located in Paris.

OPERATING PROFIT

Total Group operating profit (EBIT) reached €285.95 million compared to €218.70 million in 2005 (+30.7%).

The operating profit by business area is shown bellow:

EBIT (€Million)


El País: 110.1
Esp Press.:17.2
Int Press: 0.7
Spanish Radio: 78.5
Int Radio: 1.6
Music: 0.5
Spain and Portugal: 10.3
Latam: 49.8
TV Local: -17.8
Plural: 0.7
Sogecable*: 19.9
GDM: 8.7
Printing: -9.0
Distribution: 1.8
Others**: 12.5
286.0
128.0
80.6
60.1
2.7
0.5
14.0
TOTAL
Press
Radio
Education
Audiovisual
Digital
Others

* Sogecable is fully consolidated since April 1 2006.
** "Others" incluye mainly the activities from Real State and Head Quarters.

In 2006, EBIT margin was 10.2% compared to 14.7% in 2005. This evolution is explained by the full consolidation of Sogecable which contributed in 2006 with an EBIT margin of 1.6%. Excluding Sogecable figures, the EBIT margin would have been 16.4%, which means an improvement compared to the 14.7% reached in 2005.

The evolution of the operating profit is explained by the following:

- **The contribution of the Spanish Radio,** which has increased its EBIT by 71.0% (€32.6 million). The positive evolution of the advertising revenues and the fully consolidation of Antena 3 figures explain this performance.

- **Sogecable full consolidation** since April 1, 2006. Sogecable contribution to total operating profit has been €19.9 million.

- The evolution of the **Education area** which has increased its operating profit €12.13 million, (+25.3%).

- **Specialized and Regional Press operating profit**, which improved by 48.5% reaching €17.2 million compared to €11.6 million in 2005. It is worth highlighting the performance of As which has increased its operating profit by 23.2%, due to the positive advertising evolution and the increase in its market share.

- The increase in the operating profit of Digital **(Prisacom)** (€4.0 million).

- **The Audiovisual production Area** reached break-even in 2006

NET PROFIT

The financial net result of the Group reached €110.8 million loss compared to €22.8 million loss in 2005. This difference is due to the consolidation of Sogecable financial result and to the increase in the Group financial expenses as a result of a higher level of debt reached after the Sogecable 20% take over bid.

Income from associates reached a loss of €8.7 million compared to €29.6 million loss in 2005, mainly due to variations in the scope of consolidation (Sogecable, Antena 3 Radio and Media Capital), and to lower losses from the stake in Iberbanda, which registered extraordinary provisions in 2005.

Revenues from discontinued activities improved in €9.3 million because in 2005 this line included losses from some music activity and some local televisions whose operations finished.

The **income tax expense** includes an income mainly due to the deductions for investing in foreign countries (the majority come from the investments in Portugal).

Net profit reached €228.9 million compared to €152.8 million registered in the same period of previous year (+49.8%).

BALANCE SHEET

ASSETS	Million € 12/31/2006	Million € 12/31/2005
FIXED ASSETS	**4,167.96**	**1,518.51**
Property, plant and equipment	454.26	324.29
Investment property	12.33	12.31
Goodwill	1,562.70	225.73
Intangible assets	400.72	91.72
Long term financial investments	86.84	78.70
Investment in associates	280.75	644.84
Deferred tax assets	1.359,08	140,92
Other non current assets	11.28	-
CURRENT ASSETS	**1,756.10**	**626.20**
Inventories	270.32	104.27
Accounts receivable	946.08	493.55
Short term financial investments	5.16	5.13
Cash & cash equivalents	534.54	23.24
ASSETS HELD FOR SALE[7]	**93.97**	**2.45**
TOTAL ASSETS	***6,018.03***	***2,147.15***

LIABILITIES	Million € 12/31/2006	Million € 12/31/2005
SHAREHOLDERS EQUITY	**1,157.23**	**865.25**
Issued capital	21.88	21.88
Reserves	744.98	671.66
Income attributable to the parent company	228.91	152.81
Minority interest	161.46	18.90
NON CURRENT LIABILITIES	**2,796.69**	**545.44**
Long term financial debt	2,252.00	311.09
Issued exchangeable bonds	154.67	151.09
Deferred tax liabilities	109.72	43.00
Provisions	50.91	22.19
Other non current liabilities	229.39	18.07
CURRENT LIABILITIES	**1,996.94**	**736.46**
Short term financial debt	843.41	320.17
Trade accounts payable	970.31	211.43
Other short term liabilities	157.52	198.01
Accrual accounts	25.71	6.85
LIABILITIES HELD FOR SALE[7]	**67.17**	-
TOTAL LIABILITIES	***6,018.03***	***2,147.15***

[7] "Assets and liabilities held for sale" include those related to the 40% stake in Dédalo, as a result of the process iniciated in 2006 for finding new partners in this business.
In December 2005, €5.3 million has been reclasified from "Liabilities held for sale" to " Other non current liabilities".

INVESTMENTS

In 2006, total investments have reached to €1,240.43 million. By business units, investments were as follows:

JANUARY-DECEMBER 2006 INVESTMENTS	Million €
PRESS	**19.06**
El País	17.81
Specialized and regional press	1.05
International press	0.20
RADIO	**39.65**
Radio in Spain	12.90
International radio	26.69
Music	0.06
EDUCATION- PUBLISHING	**39.66**
AUDIOVISUAL	**99.78**
Local TV (Localia)	4.40
TV Production (Plural)/Cinema (Tesela)	5.28
Sogecable	90.10
DIGITAL	**2.20**
OTHER	**1,040.08**
Printing	12.65
Distribution	7.72
Prisa	1,018.77
Other	0.94
Total	**1,240.43**

JANUARY-DECEMBER 2006 INVESTMENTS	Million €
Tangible fixed assets	92.30
Intangible assets	106.48
Long term financial investments and other non current investments	1,041.33
Property investments	0.32
TOTAL INVESTMENTS	**1,240.43**

The most important investment come from:

1) Prisa: €999.52 million due to the 20% additional stake in Sogecable after the success of the take over bid and €12.42 million in Iberbanda to restructure its equity.

2) International Radio: €17.6 million ($23 million) for the acquisition of the programming rights of Clear Channel and the commercial management rights of an AM radio station that it is broadcasted in the area from the north part of Baja California, Mexico up to Los Angeles, California.

3) Sogecable's investments for the period April-December 2006 were €90.10 million.

NET FINANCIAL POSITION

Net bank debt as of December 31, 2006 amounted to €2,555.71 million compared to €602.90 million registered in December 2005.

NET DEBT 12/31/2006	€ Million
Financial debt	3,095.41
Non current liabilities	2,252.00
Current liabilities	843.41
Cash and cash equivalents	(539.70)
Net debt	**2,555.71**

During 2006, the net debt position increased by €1,952.82 million compared to 2005 mainly due to the following:

- Sogecable's full consolidation, which contributed €981.66 million to total Group's net debt.

- Aquisition of 20% stake in Sogecable. To face this acquisition and to restructure the existing debt as of 31 December, 2005, Prisa signed, on May 19, 2006 a syndicated loan for a maximum of €1,600 million with a group of 40 banks. The underwriting, which is divided in two tranches, expires in 2013. The initial margin for both tranches is 80 basic points per year until December 31, 2006. After such date the margin will be determined on the basis of the EBITDA/Net Debt ratio.

  This loan did not include the debt restructuring of Sogecable, who has its own syndicated loan.

As of December 2006, the Group signed a bridge loan with 7 banks amounting to €450 million for a 3 month's term, fixed to an Euribor interest rate plus an Exchange rate differential of 0.30% with the only purpose of financing Vertix, SGPS, S.A. capital increase. Vertix is the Portuguese company that owns Grupo Prisa shares in Media Capital. This capital increase has been carried out to face the offers for Media Capital shares and cover the costs and expenses derived from them.

Prisa's net debt excluding Sogecable amounted to €1,574.05 million.

The average interest rate of the Group's financial debt in 2006 was 3.683%.

CASH-FLOW

€ Million	2006	2006 (excluding Sogecable)
EBIT	**285.95**	**266.70**
Amortization	219.73	77.07
Change in working capital	118.67	(90.24)
Capex	(199.09)	(109.01)
Operating Cashflow	**425.26**	**144.53**
Financial investments and other non recurrent investments	(1,041.33)	(1,041.32)
Financial result	(110.80)	(62.63)
Dividends	(30.20)	(30.20)
Taxes	64.36	56.55
Other	(1,260.10)	(38.08)
NET DEBT CHANGE	**1,952.82**	**971.16**

As of December 31, 2006, Grupo Prisa cash-flow is influenced by the full consolidation of Sogecable since the April 1, 2006. The effect of this consolidation has resulted in an increase of €981.66 million in net debt change.

Excluding Sogecable effect, Total Net debt change in the Group was € 971.16 million. It is worth highlighting the change in working capital (€90.24 million) mainly due to the sales in the publishing business (mainly Brazil) and extraordinary sales registered in December, amounting approximately €47 million, which, as of December 31, were in "Accounts receivable".

RELEVANT EVENTS RELEASED IN 2006

Clear Channel Agreement

On January 26, Grupo Prisa announces that it has obtained authorization from the regulatory authorities to acquire programming and management rights of a radio station (AM) that is broadcasted from north of Baja Californa, Mexico, to Los Angeles, California.

Antena 3 Radio

On March 29, Grupo Prisa announces that it has obtained the mandatory authorizations from competition authorities as well as those required under specific legislation governing the broadcasting sector in order to concentrate SER and Antena 3 Radio. Antena 3 Radio figures are integrated in a global consolidation basis since January 1, 2006.

Unión Radio

On April 14, Grupo Prisa, together with Grupo Godó, announced the agreement to group its stakes in SER, Antena 3 Radio and Grupo Latino de Radio (GLR) in order to create the largest radio company in the Spanish speaking market. The new company (Unión Radio) is 80% owned by Grupo Prisa and 20% by Grupo Godó.

Internacional Media

On April 20, the Group announced the acquisition of a 16.8% and a 7.2% stakes in International Media from Courical Holding, B.V. and Berggruen Holdings Limited, respectively. This acquisition was part of the agreement signed when Grupo Prisa acquired a 33.0% stake of Media Capital in November 2005.

Media Capital

As of october 2006, Prisa announced to the Portuguese CMVM a voluntary take-over bid for 100% of Grupo Media Capital SGPS, S.A. The price of the offer was 7.40 € per share. As of February 5th 2007, the acceptance period ended and the offer was accepted by 34,398,555 shares representing 40.70% of the capital. As a result of this ,the current stake of Prisa in Media Capital is 73.70%.

After this event, as of february 6th 2007, Prisa announced a mandatory take-over bid for the pending 26.30% of the capital of Media Capital

Iberoamerican Radio Chile

As of December 22 2006, Prisa announced that it had acquired Claxson Chile, S.A through GRUPO LATINO DE RADIODIFUSION CHILE, a subsidiary of UNION RADIO. The price of the transaction was US$ 75.000.000, less financial liabilities deriving from IARC'S syndicated debt on the date the operation enters into force, once approval from Chile's Competition Defence Authorities has been obtained.

APPENDIXES

I. Revenue breakdown by Business Unit
II. Operating expenses breakdown by Business Unit
III. EBIT by Business Unit
IV. EBITDA by Business Unit
V. Audience of Cuatro

Appendix I

OPERATING REVENUES € Million	JANUARY-DECEMBER 2006	 2005	 % Chg.
Press	**564.94**	**607.95**	**(7.1%)**
El País	410.50	455.16	(9.8%)
Advertising	205.13	190.12	7.9%
Circulation	125.03	135.01	(7.4%)
Add-ons	77.97	127.79	(39.0%)
Others	2.37	2.24	5.7%
Specialized & Regional Press	148.01	139.03	6.5%
AS	78.10	70.61	10.6%
Cinco Días	19.67	18.54	6.1%
Regional Press	21.17	20.82	1.7%
Magazines	27.22	27.95	(2.6%)
Others	1.86	1.10	67.9%
International Press	9.21	14.78	(37.7%)
Consolidation adjustments	(2.78)	(1.02)	(171.8%)
Radio	**375.81**	**314.82**	**19.4%**
Radio in Spain	273.72	232.00	18.0%
International Radio	75.85	63.09	20.2%
Music	27.14	20.78	30.6%
Consolidation adjustments	(0.90)	(1.04)	13.6%
Education - Publishing	**488.81**	**419.40**	**16.6%**
Audiovisual	**1,272.35**	**45.49**	**---**
Sogecable	1,221.54	---	---
Local TV	35.26	32.94	7.0%
Plural	30.24	13.89	117.7%
Consolidation adjustments	(14.69)	(1.35)	---
Digital	**30.86**	**21.62**	**42.7%**
Other Revenues	**204.60**	**165.33**	**23.8%**
Printing	71.00	73.12	(2.9%)
Distribution	32.27	30.57	5.6%
GDM	25.36	25.16	0.8%
Others *	75.96	36.48	108.3%
Consolidation adjustments	**(125.60)**	**(91.51)**	**(37.3%)**
TOTAL	**2,811.76**	**1,483.09**	**89.6%**

* Others include mainly the activities from Real Estate and Head Quarters.

Appendix II

OPERATING EXPENSES € Million	JANUARY-DECEMBER 2006	2005	% Chg.
Prensa	**436.95**	**450.42**	**(3.0%)**
El País	300.38	311.49	(3.6%)
Specialized & Regional Press	130.80	127.44	2.6%
AS	63.57	58.82	8.1%
Cinco Días	19.26	18.13	6.3%
Regional Press	18.78	20.81	(9.7%)
Magazines	26.00	26.95	(3.5%)
Others	3.19	2.73	16.6%
International Press	8.55	12.51	(31.7%)
Consolidation adjustments	(2.78)	(1.02)	(171.8%)
Radio	**295.18**	**270.92**	**9.0%**
Radio in Spain	195.19	186.07	4.9%
International Radio	74.20	61.94	19.8%
Music	26.69	23.96	11.4%
Consolidation adjustments	(0.90)	(1.04)	13.6%
Education- Publishing	**428.67**	**371.38**	**15.4%**
Audiovisual	**1,269.64**	**65.04**	**---**
Sogecable	1,201.67	---	---
Local TV	53.07	51.69	2.7%
Plural	29.58	14.70	101.3%
Consolidation adjustments	(14.69)	(1.35)	---
Digital	**30.40**	**25.16**	**20.9%**
Other Expenses	**186.45**	**172.31**	8.2%
Printing	80.01	79.26	0.9%
Distribution	30.47	28.53	6.8%
GDM	16.66	16.63	0.2%
Others *	59.32	47.90	23.8%
Consolidation adjustments	**(121.49)**	**(90.84)**	**(33.7%)**
TOTAL	**2,525.81**	**1,264.39**	**99.8%**

* Others include mainly the activities from Real Estate and Head Quarters. Provisions for owned companies are not included.

Appendix III

EBIT € Million	JANUARY-DECEMBER 2006	2005	% Chg.
Press	**127.99**	**157.53**	**(18.7%)**
% margin	**22.7%**	**25.9%**	
El País	110.12	143.67	(23.4%)
% margin	26.8%	31.6%	
Specialized & Regional Press	17.21	11.59	48.5%
% margin	11.6%	8.3%	39.4%
AS	14.53	11.79	23.2%
% margin	18.6%	16.7%	
Cinco Días	0.41	0.41	0.2%
% margin	2.1%	2.2%	
Regional Press	2.39	0.02	---
% margin	11.3%	0.1%	
Magazines	1.22	1.00	21.4%
% margin	4.5%	3.6%	
Others	(1.33)	(1.63)	18.2%
International Press	0.66	2.27	(70.9%)
% margin	7.2%	15.3%	
Radio	**80.62**	**43.90**	**83.7%**
% margin	**21.5%**	**13.9%**	
Radio in Spain	78.53	45.93	71.0%
% margin	28.7%	19.8%	
International Radio	1.65	1.15	43.1%
% margin	2.2%	1.8%	
Music	0.45	(3.18)	114.1%
% margin	1.7%	(15.3%)	
Education- Publishing	**60.14**	**48.02**	**25.3%**
% margin	**12.3%**	**11.4%**	
Audiovisual	**2.71**	**(19.55)**	**113.9%**
% margin	**0.2%**	**(43.0%)**	
Sogecable	19.87	---	---
% margin	1.6%	---	
Local TV	(17.81)	(18.75)	5.0%
% margin	(50.5%)	(56.9%)	
Plural	0.66	(0.80)	181.8%
% margin	2.2%	(5.8%)	
Digital	**0.45**	**(3.54)**	**112.8%**
% margin	**1.5%**	**(16.4%)**	
Others	**14.03**	**(7.65)**	**---**
Printing	(9.00)	(6.14)	(46.7%)
% margin	(12.7%)	(8.4%)	
Distribution	1.80	2.04	(11.7%)
% margin	5.6%	6.7%	
GDM	8.71	8.53	2.0%
% margin	34.3%	33.9%	
Others*	12.53	(12.09)	---
TOTAL	**285.95**	**218.70**	**30.7%**
% margin	**10.2%**	**14.7%**	

* Others include mainly the activities from Real Estate and Head Quarters. Provisions for owned companies are not included.

Appendix IV

EBITDA € Million	JANUARY-DECEMBER 2006	 2005	 % Chg.
Press	**144.28**	**175.39**	**(17.7%)**
% margin	**25.5%**	**28.8%**	
El País	123.09	156.31	(21.3%)
% margin	30.0%	34.3%	
Specialized & Regional Press	19.70	13.25	48.7%
% margin	13.3%	9.5%	39.7%
AS	15.89	12.25	29.8%
% margin	20.3%	17.3%	
Cinco Días	0.80	0.92	(13.9%)
% margin	4.0%	5.0%	
Regional Press	2.71	0.26	---
% margin	12.8%	1.2%	
Magazines	1.51	1.26	19.2%
% margin	5.5%	4.5%	
Others	(1.20)	(1.44)	17.0%
International Press	1.49	5.83	(74.5%)
% margin	16.2%	39.4%	
Radio	**93.02**	**55.53**	**67.5%**
% margin	**24.8%**	**17.6%**	
Radio in Spain	85.75	51.33	67.0%
% margin	31.3%	22.1%	
International Radio	6.31	5.71	10.5%
% margin	8.3%	9.0%	
Music	0.97	(1.51)	164.2%
% margin	3.6%	(7.3%)	
Education- Publishing	**108.95**	**97.06**	**12.2%**
% margin	**22.3%**	**23.1%**	
Audiovisual	**152.16**	**(15.01)**	---
% margin	**12.0%**	**(33.0%)**	
Sogecable	162.53	---	---
% margin	13.3%	---	
Local TV	(14.89)	(16.45)	9.4%
% margin	(42.2%)	(49.9%)	
Plural	4.52	1.44	---
% margin	15.0%	10.4%	
Digital	**2.21**	**(1.42)**	---
% margin	**7.1%**	**(6.6%)**	
Others	**30.85**	**2.93**	---
Printing	(1.97)	1.17	---
% margin	(2.8%)	1.6%	
Distribution	1.83	2.37	(23.1%)
% margin	5.7%	7.8%	
GDM	9.25	8.88	4.2%
% margin	36.5%	35.3%	
Others *	21.74	(9.49)	---
TOTAL	**531.46**	**314.48**	**69.0%**
% margin	**18.9%**	**21.2%**	

* Others include mainly the activities from Real Estate and Head Quarters.

Appendix V

Cuatro has reinforced its programming offer with a variety of programs focused on entertainment, contests, fiction series, news, interviews and *late-night shows*. During the fourth quarter of 2006, Cuatro has continued increasing its audience levels, following the same trend shown since the date of its first broadcast in November 7, 2005.

Audience figures of Cuatro during 2006 are as follows:


8.8%
8.6%
7.9%
5.7%
6.0%
6.7%
6.3%
6.7%
7.0%
7.0%
7.4%
7.5%
7.5%
7.1%
6.8%
6.5%
6.7%
7.0%
7.2%
5.0%
5.3%
5.6%
5.8%
6.2%
January
February
March
April
May
June
July
August
September
October
November
December
24 hours
Prime time

For further information:

Grupo Prisa
Investor Relations department
Gran Vía 32, 6th floor
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
e-mail: ir@prisa.es
www.prisa.es

Security Reference

QUARTERLY EARNINGS REPORT FOR:

PERIOD Second Half **YEAR** 2006

Company Name:
PROMOTORA DE INFORMACIONES, S.A.

Registered Offices:
GRAN VIA, 32, 6 PLANTA

Tax ID No.: A-28297059

Persons responsible for this information, positions that they hold, and identification of the power or powers of attorney by virtue of which they represent the company:
Juan Luis Cebrian, CEO of Grupo Prisa
Notarial Power of Attorney No. 2387/99 of July 5, 1999

CONTENT OF HALF-YEARLY INFORMATION PROVIDED
(mark with an X where applicable)

		Individual	Consolidated
I. Data Identifying Issuer	0010	X	
II. Variation in Consolidated Group	0020		X
III. Basis for Presentation and Valuation Standards Applied	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Comparative Balance Sheet	0060		
VII. Net Turnover by Activity	0070	X	X
VIII. Number of Employees	0080	X	X
IX. Business Performance	0090	X	X
X. Issue, Redemption or Cancellation of Debenture Loans	0100		
XI. Dividends Distributed	0110	X	
XII. Significant Events	0120	X	X
XIII. Schedule Explaining Significant Events	0130	X	X
XIV. Linked Transactions	0140	X	X
XV. Auditors' Special Report	0150		

II. VARIATION IN THE COMPANIES FORMING THE CONSOLIDATED GROUP (1)

PRESS

El País

In September, 2006 Diario El País Internacional, S.A. was dissolved, having been wholly-owned by Diario El País, S.L. and previously consolidated using the full consolidation method.

Specialized and Regional Press

In October, 2006 Espacio Editorial Andaluza Holding, S.L. acquired all assets and liabilities of El Correo de la Costa del Sol, S.L., a company consolidated using the full consolidation method.

In October, 2006 Ediciones La Mirada, S.A. was dissolved, having been wholly-owned by Grupo Empresarial de Medios Impresos, S.L. and previously consolidated using the full consolidation method.

In December, 2006 Espacio Editorial Andaluza Holding, S.L. and Grupo Empresarial de Medios Impresos, S.L. sold their respective interests of 99.98% and 0.01% in Odiel Press, S.L., a company devoted to publishing and operating the daily newspaper Odiel Información in Huelva.

RADIO

Radio in Spain

In July, 2006 Teleonda Ciudad Real, S.L. was dissolved and all of its assets and liabilities were acquired by Ediciones LM, S.L. Teleonda Ciudad Real, S.L. had been wholly-owned by Ediciones LM, S.L. and was consolidated using the full consolidation method.

In November, 2006 Ona Catalana, S.A. acquired 52.06% of Radio La Cerdanya to complete its 100% share. This company was previously consolidated using the equity method, and will now be consolidated using the full consolidation method.

International Radio

In October, 2006 Trokar de Colombia, S.A. was dissolved, having been 70% owned by Grupo Latino de Radio, S.L. and previously consolidated using the full consolidation method.

In November, 2006 GLR LLC was merged through a transfer of assets with GLR Services Inc., a company wholly-owned by Grupo Latino de Radio, S.L. This company had previously been consolidated using the full consolidation method.

In December, 2006 Grupo Latino de Radio, S.L. sold its interests in Radio Latina, S.A and Regie Musique Latina, S.A.R.L., companies that had until that date been consolidated using the full consolidation method.

PUBLISHING

In June, 2006 Editorial Santillana, S.A. (Honduras) was formed; 99% of the company is owned by Santillana Educación, S.L. (España), while 1% is held by Ítaca, S.L. This company is being consolidated using the full consolidation method.

AUDIOVISUAL

In July, 2006 Factoría Plural, S.L. was formed; 51% of the company is owned by Plural Entertainment España, S.L. This company is consolidated using the full consolidation method.

Also in July, 2006, the stake in Chip Audiovisual, S.A. was transferred from Promotora de Emisoras de Televisión, S.A. to Factoría Plural, S.L. This company was previously consolidated using the equity method and will henceforth be consolidated using the full consolidation method.

In December, 2006, 40% of Promotora de Emisoras de Televisión, S.A.'s interests in Sociedad Canaria de Televisión Regional, S.A. were assigned to Plural Entertainment España, S.L. Sociedad Canaria de Televisión Regional, S.A. continues to be consolidated using the proportionate method.

DISTRIBUTION

In September, 2006, Distrimedios, S.L., a company in which Redprensa, S.L. has a 29% interest, acquired an additional 20% of Distribuciones Ricardo Rodríguez, S.L., and now controls 70%. The company will henceforth be consolidated using the equity method.

In December, 2006 Gestión de Logística Editorial, S.L., acquired 60% of Distritoledo, S.L. This company will henceforth be consolidated using the full consolidation method.

OTHERS

In August, 2006 Promotora de Actividades Audiovisuales de Colombia, Ltda. was formed, being 99%-owned by Prisa División Internacional, S.L., while 1% is held by Promotora de Informaciones, S.A. This company is consolidated using the full consolidation method.

III. FILING CRITERIA AND VALUATION RULES

(The preparation of the financial and accounting data and information included in the present periodic public report should be based on the valuation principles and rules, and the accounting criteria set forth in current legislation regulating the preparation of the financial and accounting information included in the annual accounts and intermediate financial statements corresponding to the business sector in which the company is engaged. In the event that the generally accepted accounting principles and criteria required pursuant to the corresponding current legislation have exceptionally not been applied to the attached data and information, that fact should be underscored and sufficiently explained, indicating the impact that not applying such criteria may have on equity, financial position, and the results of the company or its consolidated group. In addition and in similar detail, if applicable and with regard to the latest audited annual accounts, mention should be made and an explanation provided concerning any changes in the accounting criteria used in the preparation of the attached information. It should likewise be expressly stated whether the same accounting principles, criteria and policies applied to the last annual accounts were used, and whether they correspond to the current accounting rules applicable to the company.)

Individual Financial Information:

The financial information for Promotora de Informaciones, S.A.'s annual individual accounts was prepared using generally accepted accounting principles in Spain, by applying the same accounting practices, criteria and policies used in the last annual accounts, pursuant to current accounting legislation

Valuation Rule No. 8 "Marketable Securities", Section 2 "Valuation Adjustments", included in Part Five of the General Accounting Plan approved by Royal Decree 1643/1990 of December 20, provides that "...with respect to equity interests, the theoretical accounting value of those interests shall be used, adjusted for the amount of implied capital gains existing at the time of acquisition, which may subsist in any subsequent valuation".

The company values equity interests in group and associated companies using the lesser of either the acquisition costs or the theoretical accounting value, adjusted, if warranted, for amounts in goodwill that may subsist at the close of the financial year in the annual consolidated group accounts prepared in accordance with the criteria set forth in the International Financial Reporting Standards, and making, if warranted, the corresponding provision.

The sole objective of the criteria adopted is to reflect in both the individual and consolidated group financial statements the valuation of these interests in a homogeneous and consistent manner. In the Company's opinion, the differences presently existing between the Spanish General Accounting Plan and the International Financial Reporting Standards with regard to the valuation of goodwill give rise to inconsistencies in the accounting value of the same interests, depending on whether they are entered in

the consolidated or individual financial statements. For that reason, the Company has decided to apply a single valuation method.

With regard to the differences existing between the provisions of the Spanish accounting rules and the criterion adopted by the company, if the General Accounting Plan had been followed, the net profits for the year would have been lower and the balance of "Provisions for Group and Associated Companies" at December 31, 2006 would have increased by EUR 82,799 thousands.

Consolidated Financial Information

The consolidated financial information for Promotora de Informaciones, S.A. was prepared based on all of the International Financial Reporting Standards (IFRS) and the interpretations of the Standing Interpretations Committee (SIC), as well as the International Financial Reporting Interpretations Committee (IFRIC) issued by the International Accounting Standards Board (IASB) in effect for unaudited accounts. Some of the projects, decisions and interpretations are presently being reviewed and discussed by the IASB, IFRIC and/or stock market regulatory authorities.

After the Individual Income Tax Law 35/2006 of November 28 was passed and the laws governing corporate income tax, tax on non-residents and property tax were amended, the corporate income tax rate has been reduced for future financial years. In consequence, Grupo Prisa has modified the value of its assets and liabilities for deferred taxes entered on the balance sheet at the close of the year, adjusting them to the tax rates that will be in force when they are to be recovered. The effect of that value adjustment amounts to EUR165,238 thousands, although the effect on the equity attributed to the parent company amounts to EUR 71,347 thousands. This adjustment has been applied directly to shareholder's equity in the consolidated balance sheet at December 31, 2006. In the opinion of the group's directors, although this criterion does not follow a literal interpretation of the accounting rules, the value adjustment has been applied to fiscal assets and liabilities reflected in previous years and seeks to ensure that the 2006 consolidated profit and loss statement reflects the true results of the Group's business during the year.

Reclassifications with respect to financial reports for 2005:

Profit and Loss Account

The following reclassifications have been made in the section "Net Turnover Breakdown by Business" for January-December 2005:

a) Income from music activities (events and music sales) in the amount of EUR 8,526 thousands has been deleted from the "Audiovisual" section and included in "Other Revenues". Also excluded from that section were EUR 2,695 thousands in income from collections, which were included in "Promotions and Collections".

b) The "Advertising" section includes both advertising sales and sponsorships, the latter having previously been included in "Other Revenues". At December, 2005 sponsorships represented EUR 2,862 thousands.

c) "Promotions and Collections" includes both promotions and collections, the latter having previously been included in "Audiovisual".

Balance Sheet

a) The EUR 2,448 thousands figure previously included in the balance sheet under "Other Non-current Assets" has been reclassified in the information herein under "Non-current assets classified as held for sale and discontinued operations".

b) The EUR 5,302 thousands figure previously included in the balance sheet under "Liabilities directly associated with non-current assets classified as held for sale and discontinued operations" has been reclassified in the information herein under "Other Non-current Liabilities".

IV. INDIVIDUAL COMPANY BALANCE SHEET

Units: Euros 000

ASSETS

			CURRENT YEAR	PREVIOUS YEAR
A)	UNCALLED SHARE CAPITAL	0200		
I.	Start-up Expenses	0210	0	722
II.	Intangible Assets	0220	6,559	4,008
II.1.	Rights in Leased Assets	0221		
II.2.	Other Intangible Assets	0222	6,559	4,008
III.	Tangible Assets	0230	4,178	3,418
IV.	Non-current Financial Investments	0240	2,930,539	1,328,780
V.	Non-current Treasury Stock	0250	38,881	32,766
VI.	Non-current Trade Debtors	0255		
B)	NON-CURRENT ASSETS (2)	0260	**2,980,157**	**1,369,694**
C)	DEFERRED EXPENSES (3)	0280	12,254	2,238
I.	Called-up Share Capital	0290		
II.	Inventory	0300		
III.	Debtors	0310	67,306	38,142
IV.	Current Financial Investments	0320	254,658	139,856
V.	Current Treasury Stock	0330		
VI.	Cash and Banks	0340	2,068	103
VII.	Prepayments	0350	723	2,230
D)	CURRENT ASSETS	0360	**324,755**	**180,331**
	TOTAL ASSETS (A + B + C + D)	0370	**3,317,166**	**1,552,263**

LIABILITIES			CURRENT YEAR	PREVIOUS YEAR
I.	Share Capital	0500	21,881	21,881
II.	Reserves	0510	676,711	598,494
III.	Profit/loss from Previous Years	0520		
IV.	Profit/loss for the Year	0530	137,747	109,743
V.	Interim Dividends Paid During the Year	0550		
A)	SHAREHOLDERS' EQUITY	0560	**836,339**	**730,118**
B)	DEFERRED INCOME(4)	0590	2	38
C)	PROVISIONS FOR LIABILITIES AND CHARGES	0600	43,799	27,875
I.	Issue of Bonds and Other Negotiable Securities	0610		
II.	Non-current bank debt	0615	1,415,000	231,365
III.	Amounts Owed to Group and Associated Companies	0620	215,179	195,815
IV.	Non-current Trade Creditors	0625		
V.	Other Non-current Liabilities	0630	134	134
D)	NON CURRENT LIABILITIES	0640	**1,630,313**	**427,314**
I.	Issue of Bonds and Other Negotiable Securities	0650		
II.	Current bank debt	0655	607,758	239,629
III.	Amounts Owed to Group and Associated Companies	0660	177,177	99,155
IV.	Trade Creditors	0665	5,207	4,345
V.	Other Current Liabilities	0670	16,571	23,789
VI.	Accruals	0680		
E)	CURRENT LIABILITIES (5)	0690	**806,713**	**366,918**
F)	CURRENT PROVISIONS FOR LIABILITIES AND CHARGES	0695		
	TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**3,317,166**	**1,552,263**

V. INDIVIDUAL COMPANY RESULTS

Units: Euros 000

			CURRENT YEAR		PREVIOUS YEAR	
			Amount	%	Amount	%
+	Net Turnover (6)	0800	187,588	100.00%	131,067	100.00%
+	Other Income (7)	0810	487	0.26%	0	0.00%
+/-	Change in Stocks of Finished and Semi-finished Goods	0820		0.00%		0.00%
=	TOTAL REVENUES	0830	188,075	100.26%	131,067	100.00%
-	Net Purchases	0840		0.00%		0.00%
+/-	Change in Stocks of Commodities, Raw Materials and Other Consumables	0850		0.00%		0.00%
-	External Costs and Operating Costs (8)	0860	-16,180	-8.63%	-14,746	-11.25%
=	ADJUSTED VALUE-ADDED	0870	**171,895**	91.63%	**116,321**	88.75%
+/-	Other Expenses and Income (9)	0880		0.00%		0.00%
-	Personnel Costs	0890	-15,292	-8.15%	-14,343	-10.94%
=	GROSS OPERATING PROFIT/LOSS	0900	**156,603**	83.48%	**101,978**	77.81%
-	Allowance for Fixed Asset Depreciation	0910	-2,862	-1.53%	-2,972	-2.27%
-	Allowance for Reversion Fund	0915		0.00%		0.00%
+/-	Change in Provisions for Working Capital (10)	0920	0	0.00%	-12	-0.01%
=	NET OPERATING PROFIT/LOSS	0930	**153,741**	81.96%	**98,994**	75.53%
+	Financial Income	0940	9,452	5.04%	9,281	7.08%
-	Financial Expenses	0950	-59,530	-31.73%	-15,918	-12.14%
+	Interest and Capitalized Exchange Rate Differences	0960		0.00%		0.00%
+/-	Allowance for Depreciation and Financial Provisions (11)	0970		0.00%		0.00%
=	ORDINARY ACTIVITIES PROFIT/LOSS	1020	**103,663**	55.26%	**92,357**	70.47%
+/-	Profits/losses from Intangible Assets and Control Portfolio (12)	1021		0.00%		0.00%
+/-	Change in Provisions for Intangible and Tangible Assets and Control Portfolio (13)	1023	-67,843	-36.17%	-70,787	-54.01%
+/-	Profits/losses from Operations with Own Shares and Bonds (14)	1025		0.00%		0.00%
+/-	Profits/losses from Previous Years (15)	1026		0.00%		0.00%
+/-	Other Extraordinary Profit/loss (16)	1030	7,485	3.99%	825	0.63%
=	PROFIT/LOSS BEFORE TAXES	1040	**43,305**	23.09%	**22,395**	17.09%
+/-	Corporate Income Tax and Others	1042	94,442	50.35%	87,348	66.64%
=	PROFIT/LOSS FOR THE YEAR	1044	**137,747**	73.43%	**109,743**	83.73%

IV. CONSOLIDATED BALANCE SHEET
(INTERNATIONAL FINANCIAL REPORTING STANDARD RULES - IFRS)

Units: Euros 000

ASSETS

			CURRENT YEAR	PREVIOUS YEAR
I.	Tangible Assets	4000	454,262	324,285
II.	Real Estate Investments	4010	12,331	12,314
III.	Goodwill	4020	1,562,697	225,732
IV.	Other Intangible Assets	4030	400,723	91,716
V.	Non-current Financial Investments	4040	86,837	78,697
VI.	Investments in Associates	4050	280,744	644,842
VII.	Biological Assets	4060		
VIII.	Deferred tax assets	4070	1,359,081	140,922
IX.	Other Non- current Assets	4080	11,283	0
A)	NON- CURRENT ASSETS	4090	**4,167,958**	**1,518,508**
I.	Biological Assets	4100		
II.	Inventory	4110	270,322	104,273
III.	Debtors and other account receivables	4120	945,858	492,952
IV.	Other Current Financial Investments	4140	5,162	5,130
V.	Assets for tax on current earnings	4150		
VI.	Other Current assets	4160	225	600
VII.	Cash and Cash equivalents	4170	534,538	23,242
	Sub total CURRENT ASSETS	4180	**1,756,105**	**626,197**
VIII.	Non-current assets classified as held for sale and discontinued operations	4190	93,971	2,448
B)	CURRENT ASSETS	4195	**1,850,076**	**628,645**
	TOTAL ASSETS (A + B)	4200	**6,018,034**	**2,147,153**

	LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I.	Share Capital	4210	21,881	21,881
II.	Other Reserves (20)	4220	610,997	530,102
III.	Cumulative Profit (21)	4230	400,282	316,503
IV.	Other equity elements	4235		
V.	Minus: Treasury Stock	4240	-38,881	-32,766
VI.	Exchange differences	4250	1,497	10,639
VII.	Other valuation adjustments	4260		
VIII.	Revaluation reserves-non-current assets classified as held for sale and discontinued operations	4265		
IX.	Less: Interim Dividends	4270		
	EQUITY ATTRIBUTED TO HOLDERS OF EQUITY INSTRUMENTS IN THE PARENT COMPANY	4280	**995,776**	**846,359**
X.	Minority Interests	4290	161,458	18,896
A)	**SHAREHOLDERS' EQUITY**	4300	**1,157,234**	**865,255**
I.	Issue of Bonds and Other Negotiable Securities	4310	154,674	151,093
II.	Non-current bank debt	4320	2,252,004	311,095
III.	Other Non-current financial liabilities	4330	50	121
IV.	Deferred tax liabilities	4340	109,717	42,996
V.	Provisions	4350	50,906	22,186
VI.	Other Non-current Liabilities	4360	229,342	17,953
B)	**NON-CURRENT LIABILITIES**	4370	**2,796,693**	**545,444**
I.	Issue of Bonds and Other Negotiable Securities	4380		
II.	Current bank debt	4390	843,410	320,172
III.	Trade Creditors and other Current Liabilities	4400	1,122,697	403,991
IV.	Other Current Financial Liabilities	4410		
V.	Provisions	4420	5,127	5,444
VI.	Liabilities for tax on current earnings	4430		
VII.	Other Current Liabilities	4440	25,708	6,847
	Subtotal Current Liabilities	4450	**1,996,942**	**736,454**
VIII.	Liabilities directly associated with non-current assets classified as held for sale and discontinued operations	4465	**67,165**	**0**
C)	**CURRENT LIABILITIES**	4470	**2,064,107**	**736,454**
	TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (A + B + C)	4480	**6,018,034**	**2,147,153**

V. CONSOLIDATED GROUP RESULTS
(INTERNATIONAL FINANCIAL REPORTING STANDARD RULES - IFRS)

Units.: Euros 000			CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
+	Net Turnover	4500	2,727,752	100.00%	1,425,966	100%
+	Other Income	4510	84,006	3.08%	57,125	4.01%
+/-	Change in Stocks of Finished and Semi-finished Goods	4520		0.00%		0.00%
-	Net Purchases	4530	-1,083,911	-39.74%	-346,058	-24.27%
-	Personnel Costs	4540	-517,151	-18.96%	-385,649	-27.04%
-	Depreciation charges	4550	-219,734	-8.06%	-69,771	-4.89%
-	Other expenses	4560	-705,014	-25.85%	-462,911	-32.46%
=	OPERATING PROFIT/LOSS	4570	**285,948**	10.48%	**218,702**	15.34%
+	Financial Income	4580	15,156	0.56%	10,882	0.76%
-	Financial Expenses	4590	-123,177	-4.52%	-32,247	-2.26%
+/-	(Net) exchange rate differences	4600	1,954	0.07%	-1,439	-0.10%
+/-	Profit/loss from differences in the value of financial instruments vs. fair value (net)	4610	-4,728	-0.17%		0.00%
+/-	Profit/loss from difference in the value of non-financial assets vs. fair value (net)	4620		0.00%		0.00%
+/-	Profit/loss from impairment/reversal of impairment of assets (net)	4630		0.00%		0.00%
+/-	Share of Profit/loss in Companies Consolidated Using the Equity Method	4640	-8,734	-0.32%	-29,618	-2.08%
+/-	Profit/loss from disposal of non-current assets or valuation of non-current assets classified as held for sale or included in discontinued activities (net)	4650		0.00%		0.00%
+/-	Other income/loss	4660		0.00%		0.00%
=	PROFIT/LOSS BEFORE TAXES OF CONTINUING OPERATIONS	4680	**166,419**	6.10%	**166,280**	11.66%
+/-	Tax on Profits	4690	64,357	2.36%	2,944	0.21%
=	PROFIT/LOSS OF CONTINUING OPERATIONS	4700	**230,776**	8.46%	**169,224**	11.87%
+/-	Profit/loss after taxes on discontinued activities (net) (23)	4710	-449	-0.02%	-9,724	-0.68%
=	PROFIT/LOSS FOR THE YEAR	4720	230,327	8.44%	159,500	11.19%
+/-	Profit/loss Attributable to Minority Interests	4730	-1,418	-0.05%	-6,691	-0.47%
=	PROFIT/LOSS FOR THE YEAR ATTRIBUTABLE TO THE PARENT COMPANY	4740	**228,909**	8.39%	**152,809**	10.72%

VI. CONSOLIDATED COMPARATIVE BALANCE SHEET BETWEEN PREVIOUS GAAP AND THE INTERNATIOANAL FINANCIAL REPORTING STANDARD RULES - IFRS

Units: Euros 000

ASSETS			BEGINNING OF THE YEAR 2005 (IFRS)	CLOSING BALANCE SHEET FOR YEAR 2004 (PREVIOUS GAAP)
I.	Start-up Expenses	5000		
II.	Tangible Assets	5010		
III.	Real Estate Investments	5020		
IV.	Goodwill	5030		
V.	Other Intangible Assets	5040		
VI.	Non-current Financial Investments	5050		
VII.	Non-current Treasury Stock	5060		
VIII.	Other Non-current Assets	5070		
A)	NON-CURRENT ASSETS	5080		
B)	DEFERRED EXPENSES	5090		
I.	Inventory	5100		
II.	Debtors and other accounts receivables	5110		
III.	Other Current Financial Investments	5120		
IV.	Current Treasury Stock	5130		
V.	Other Current assets	5140		
VI.	Cash and Cash Equivalents	5150		
	Subtotal	5160		
VII.	Non-current assets classified as held for sale and discontinued operations	5170		
C)	CURRENT ASSETS	5175		
	TOTAL ASSETS (A + B + C)	5180		

LIABILITIES

		Code	CURRENT YEAR	PREVIOUS YEAR
I.	Share Capital	5190		
II.	Reserves	5200		
	Out of which: reserves due to translation to IFRS	5210		
III.	Other equity elements	5215		
IV.	Minus: Treasury stock	5220		
V.	Valuation adjustments	5230		
VI.	Profit/loss for the year	5240		
VII.	Less: Interim Dividends	5250		
A)	SHAREHOLDERS' EQUITY IN PREVIOUS GAAP/ EQUITY ATTRIBUTED TO HOLDERS OF EQUITY INSTRUMENTS IN THE PARENT COMPANY	5260		
B)	MINORITY INTERESTS	5270		
	TOTAL SHAREHOLDERS' EQUITY ACCORDING TO IFRS (A+B)	5280		
C)	NEGATIVE CONSOLIDATION DIFFERENCE	5290		
D)	DEFERRED INCOME	5300		
I.	Issue of Bonds and Other Negotiable Securities	5310		
II.	Non-current bank debt	5320		
III.	Provisions	5330		
IV.	Other Non-current Liabilities	5340		
E)	NON-CURRENT LIABILITIES	5350		
I.	Issue of Bonds and Other Negotiable Securities	5360		
II.	Current bank debt	5370		
III.	Trade Creditors and other Current liabilities	5380		
IV.	Provisions	5390		
V.	Other Current liabilities	5400		
	SUBTOTAL	5410		
VI.	Liabilities directly associated with non-current assets classified as held for sale and discontinued operations	5420		
F)	CURRENT LIABILITIES	5425		
	TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (A + B + C + D + E + F)	5430		

VII. NET TURNOVER BREAKDOWN (BY BUSINESS)

ACTIVITY		INDIVIDUAL Current Year	Previous Year	CONSOLIDATED Current Year	Previous Year
Advertising Revenues	2100			765,202	524,748
Sales of Books and Training	2105			475,538	403,857
Newspaper/Magazine Sales	2110			200,824	203,900
Promotions and collections	2115			99,782	151,979
Printing Revenues	2120			53,755	58,736
Audiovisual Revenues	2125			219,342	25,711
Subscribers Revenues	2130			795,595	
Other Revenues	2135	187,588	131,067	117,714	57,035
	2140				
Works Finished Pending License (*)	2145				
Total NET TURNOVER	2150	**187,588**	**131,067**	**2,727,752**	**1,425,966**
National Market	2160	187,588	131,067	2,303,843	1,072,627
Exports: European Union	2170			20,429	23,230
OECD Countries	2173			106,490	106,163
Other Countries	2175			296,990	223,946

(*) Applicable only to construction companies

VII. NUMBER OF EMPLOYEES DURING THE PERIOD

		INDIVIDUAL Current Year	Previous Year	CONSOLIDATED Current Year	Previous Year
TOTAL EMPLOYEES	3000	117	105	12,007	9,636

IX. BUSINESS PERFORMANCE

(In addition to conforming to the instructions for filing this half-yearly information, the information included herein should expressly mention the following aspects: trends in income and associated costs; composition and analysis of the principal operations giving rise to extraordinary profits or losses; observations concerning the most relevant investments and divestments, explaining their impact on the company's working capital and especially on its cash situation; sufficient explanation of the nature and effects of items that may have caused significant variations in the company's turnover or in its profits or losses during the current six-month period with regard to the information made public during the previous quarter).

(See the attached file)

XI. DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(Mention the dividends actually paid since the beginning of the financial year)

		% above par	Euros per share	Amount (Euros 000)
1. Ordinary Shares	3100	140.0	0.14	30,204
2. Preference Shares	3110			
3. Redeemable Shares	3115			
4. Non-voting Shares	3120			

Additional information concerning the distribution of dividends (interim, complementary, etc.)

Attachment on the next page (G-11b)

XII. SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfers of holdings in listed companies for which notification is mandatory pursuant to Article 53 of the Securities Market Law (5% and multiples).	3200		X
2. Acquisitions of treasury shares for which notification is mandatory pursuant to the First Additional Provision of the Companies Law (1%).	3210		X
3. Other significant increases or decreases in fixed assets (holdings in excess of 10% in non-listed companies, relevant material investments or divestitures, etc.).	3220	X	
4. Increases or reductions in share capital or in the face value of shares.	3230		X
5. Bond issues, repayment or cancellation.	3240		X
6. Change of directors or members of the Board of Directors.	3250	X	
7. Amendment of corporate bylaws.	3260		X
8. Transformations, mergers or demergers.	3270		X
9. Changes in the institutional regulation of the sector having a significant impact on the economic or financial position of the company or group.	3280		X
10. Lawsuits, litigation or disputes that may significantly affect the equity position of the company or group.	3290		X
11. Insolvencies, suspension of payments, etc.	3310		X
12. Special agreements concerning the total or partial limitation, assignment or waiver of political or economic rights with respect to shareholdings in the company.	3320		X
13. Strategic alliances with national or international groups (stock swaps, etc.).	3330		X
14. Other significant events.	3340	X	

(*) Mark the corresponding column with an "X". Where the answer is "yes," attach an explanation including the date of the notice filed with the CNMV (National Securities Market Commission) and the SRBV (Stock Exchange Management Company).

Additional information concerning distribution of dividends (interim, complementary, etc.)

Not applicable.

XIII. SCHEDULE EXPLAINING SIGNIFICANT EVENTS

On July 24, 2006 Prisa submitted its results for the first semester of 2006.

On October 20, 2006 Prisa submitted its results for the third quarter of 2006.

On October 25, 2006 Prisa submitted information concerning the award rendered with respect to the request for arbitration filed by Prisa at the International Court of Arbitration of the International Chamber of Commerce against Tiscali, S.p.A.

On October 26, 2006 Prisa announced that it had filed at the Portuguese Securities Exchange Commission a preliminary announcement of a voluntary tender offer to acquire 100% of the stock in Grupo Media Capital SGPS, S.A. at a price of 7.40 euro per share.

As a supplement to the Announcement of Relevant Information submitted to the National Securities Market Commission on October 26, 2006 concerning the voluntary tender offer to acquire 100% of the stock in Grupo Media Capital SGPS, S.A., on October 27, 2006, Prisa submitted a presentation on that group.

On November 16, 2006 the board of directors of Prisa appointed Mr. Ignacio Polanco Moreno as Vice Chairman and resolved that he will be appointed chairman in the event that his father Mr. Jesús de Polanco Gutiérrez leaves that office.

On November 20, 2006 Prisa submitted a translation of the letter sent on November 17, 2006 to Grupo Media Capital, SGPS, SA, and to the Portuguese Securities Exchange Commission.

On December 22, 2006 Prisa announced that through Grupo Latino de Radiodifusión Chile, subsidiary of Unión Radio, it acquired from Claxson Chile, S.A. the share capital of Iberoamerican Radio Chile, S.A. (IARC). The price of the transaction was US$75,000,000 less the financial liabilities derived from IARC's syndicated debt on the date in which the operation becomes effective, once it has been approved by the Chilean Competition Defense Tribunal.

1. Transactions with Significant Shareholders of the Company

Code	Description of the transaction	A/I	Ac/ An	Amount (€ 000)	Profit/ Loss	CP/ LP	Linked Parties
023	Dividends	Aggregate	Ac	6,074			Timón, S.A
023	Dividends	Individual	Ac	13,643			Promotora de Publicaciones, S.L.

Other Aspects:

The aggregate amount of dividends received by Timón, S.A. includes those received from Prisa by that company (5,660,891.88 €) and those received by the following companies in which Timón has holdings: i) Nomit Inversiones SICAV: 75,621 €, iii) Nomit III Internacional SICAV: 153,087 €, iv) Nomit IV Global SICAV: 165,276 € and v) Eure K Inversiones SICAV: 19,785 €.

2. Transactions with Company Directors and Managers

Code	Description of the transaction	A/I	Ac/ An	Amount (€ 000)	Profit/ Loss	CP/ LP	Linked Parties
026	Remuneration	Aggregate	Ac	5,719			Prisa Directors
026	Remuneration	Aggregate	Ac	2,078			Managers

Other Aspects:

The aggregate remuneration of the Prisa Directors refers to remuneration received from Promotora de Informaciones, S.A.

The aggregate remuneration of Managers refers to remuneration received by members of the Executive Committee and the Management Committee, who are not members of the Board of Directors of Promotora de Informaciones, S.A., and who are under employment contracts with that company.

3. Transactions among Group Personnel, Companies or Entities

Code	Description of the transaction	A/I	Ac/ An	Amount (€ 000)	Profit/ Loss	CP/ LP	Linked Parties
026	Remuneration	Aggregate	Ac	2,267			Prisa Directors
026	Remuneration	Aggregate	Ac	3,195			Managers
010	Receipt of services	Aggregate	Ac	2,066			Sogecable, S.A.
010	Receipt of services	Aggregate	Ac	34,969			Dédalo Grupo Gráfico, S.L.
024	Guarantees and Securities	Individual	Ac	15,000			Dédalo Grupo Gráfico, S.L.
016	Financing agreements: loans	Individual	Ac	16,600			Dédalo Grupo Gráfico, S.L.

Other Aspects

The aggregate remuneration of the Prisa Directors refers to remuneration received from group companies other than Promotora de Informaciones, S.A.

The aggregate remuneration of Managers refers to remuneration received by members of the Executive Committee and the Management Committee who are not members of the Board of Directors of Promotora de Informaciones, S.A., and who are under employment contracts with group companies other than Promotora de Informaciones, S.A.

Transactions with Sogecable, S.A.
010: Services provided to Sogecable, S.A. in the amount of EUR 2,066 thousands include services provided by Board Member Mr. Gregorio Marañón y Bertrán de Lis (in the amount of EUR 100 thousands) and by Cortés Abogados y Cía. S.R.C (in the amount of EUR 1,966 thousands).

Transactions with Dédalo Grupo Gráfico, S.L.:
010: Services received in the amount of EUR 34,969 thousands include printing services provided to different Grupo Prisa companies by several companies in which Dédalo Grupo Gráfico, S.L. has interests.

024: Prisa provided a joint and several guarantee to Dédalo Grupo Gráfico, S.L. with respect to the banking syndicate created by virtue of the syndicated credit and loan agreement signed on December 23, 2003, and renewed on February 24, 2005 and May 10, 2006, for a maximum of EUR15,000 thousands.

016: Prisaprint, S.L., a subsidiary of Prisa, signed three subordinated loan agreements with Dédalo Grupo Gráfico, S.L, pursuant to which it contributed to the latter EUR16,600 thousands.

4. Transactions with Other Linked Parties

Code	Description of the transaction	A/I	Ac/ An	Amount (€ 000)	Profit/ Loss	CP/ LP	Linked Parties
017	Financing agreements: capital contributions	Aggregate	Ac	12,379			Iberbanda, S.A.
024	Guarantees and securities	Aggregate	An	24,759			Iberbanda, S.A.

Other Aspects
017: Prisa capitalized three loans in Iberbanda for a total of EUR 9,704 thousands and made a cash contribution in the amount of EUR 2,675 thousands.

XV. SPECIAL AUDIT REPORT

(This section should only be completed with information from the first semester of the financial year following the last one that was closed and audited, and is only applicable to those companies which, pursuant to the provisions of Section 13 of the Ministerial Order of January 18, 1991, are obliged to file a special audit report when the auditors of the audit report of the annual accounts issued for the previous year declined to issue an opinion or issued a negative report or one containing provisos. The special audit report should indicate that an appendix is attached to the half-year information containing explanations from the directors of the company with respect to the current situation concerning the provisos included by the auditors in their report on the audit conducted of the previous year's annual accounts and which, in accordance with applicable auditing standards, served as a basis for the special audit report).

Not applicable.

Madrid, February 15, 2007

ANNOUNCEMENT OF RELAVANT INFORMATION

This is to announce that at its meeting held today, the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. resolved to hold its General Shareholders Meeting in Madrid on March 22, 2007, presumably at the time specified for it to be first convened.

The Agenda for the meeting is as follows:

1°.- Review and, if warranted, approval of the Annual Accounts (Balance Sheets, Profit & Loss Accounts and Annual Reports) and Management Reports for both the Company and the Consolidated Group for the 2006 financial year, and a proposal regarding the distribution of profits.

2°.- Approval of the Board of Directors' management of the company during the 2006 financial year.

3°.- To adopt the resolutions warranted with regard to the auditors of the Company and its consolidated group for the 2006 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 204 of the Corporations Law.

4°.- Removal and Appointment of Directors

5°.-Amendment of Article 21 bis (Audit and Compliance Committee) of the Company Bylaws

6°.- Amendment of the following articles of the General Shareholders Meeting Regulations: Article 19.4 and Article 20, by adding a new paragraph 20.9.

7°.- Authorization of the direct or indirect derivative acquisition of treasury shares within the legal limits and requirements.

Revocation of any unexercised powers authorizing the derivative acquisition of treasury shares granted at the Annual Shareholders' Meeting on March 23, 2006.

8°.- Delegation of Powers

9°.- Information provided the Shareholders Meeting concerning amendments of the Board of Directors Regulation.

The Board of Directors has likewise resolved to delegate to the Chairman of the Board of Directors and the Chief Executive Officer the joint and several powers to add other items to the agenda, as well as to delete or modify any of the items agreed by the Board, having also resolved that a Notary Public shall be present to take the minutes of the Shareholders' Meeting, pursuant to the provisions of Article 114 of the Corporations Law.

Pursuant to the Third Additional Provision of Royal Decree 291/1992 of March 27, PROMOTORA DE INFORMACIONES, S.A. shall remit to the management companies of the respective stock exchanges and to the National Stock Exchange Commission copies of its individual and consolidated annual accounts and management reports and their corresponding audit reports, no later than the date of publication of the Notice of the General Shareholders Meeting.

Madrid, February 20, 2007

ANNOUNCEMENT OF RELEVANT INFORMATION

Further to our announcement of relevant information of February 15, 2007 concerning the resolution to call a General Shareholders' Meeting of PROMOTORA DE INFORMACIONES, S.A., we are attaching the announcement to be made public today, as well as the documents which, upon publication of that announcement and pursuant to the provisions of Articles 144 and 212 of the Corporations Law, Article 117 of the Securities Market Law and Article 11 of the Shareholders' Meeting Regulations, shareholders may inspect at the company offices (Gran Vía, 32, Madrid) or on the company webpage (www.prisa.es), or request that they be delivered to them free of charge (ia@prisa.es, phones: 91 330.11.74 and 91 330.10.24):

- The full text of the Company and Consolidated Group's Annual Accounts (Balance Sheets, Profit and Loss Accounts and Annual Reports) and Management Reports for the 2006 fiscal year, together with their respective audit reports (Item One on the Agenda). These documents have been submitted for entry on the National Securities Exchange Commission Register.

- Directors' Report concerning the proposal to amend the company bylaws (Item five on the Agenda).

- Directors' Report concerning the proposal to amend the General Shareholders Meeting Regulations (Item six on the Agenda).

- Rules for Interpreting and Applying the Shareholders' Meeting Regulations of Promotora de Informaciones, S.A., modified by the Board of Directors held on February 15, 2006, as communicated on the same date.

- The full text of the proposed resolutions corresponding to the items on the Agenda that the Board of Directors will submit at the Shareholders' Meeting and Board of Directors' Report concerning amendments of the Board of Directors Regulation.

- Forms and conditions for exercising the shareholders' right to information, proxy voting and absentee voting.

We likewise wish to inform you that shareholders may inspect the following documents at the company's offices or on the company webpage:

- Annual Report on Corporate Governance for the 2006 financial year, which was sent to the National Securities Exchange Commission on February 15, 2007.

- Annual Report of the Audit and Compliance Committee for the 2006 financial year, which has likewise been sent to the National Securities Exchange Commission.

END